     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1997


                                                      REGISTRATION NO. 333-24175
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                    BALLY TOTAL FITNESS HOLDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             Delaware                              7991                             36-3228107
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                           8700 West Bryn Mawr Avenue
                            Chicago, Illinois, 60631
                                 (773) 380-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                                 LEE S. HILLMAN
                    Bally Total Fitness Holding Corporation
                           8700 West Bryn Mawr Avenue
                            Chicago, Illinois 60631
                                 (773) 380-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

                                   Copies to:

                    IRV BERLINER                                        HOWARD L. SHECTER
     Benesch, Friedlander, Coplan & Aronoff LLP                    Morgan, Lewis & Bockius LLP
              2300 BP America Building                                   101 Park Avenue
                  200 Public Square                                 New York, New York 10178
                Cleveland, Ohio 44114                                    (212) 309-6000
                   (216) 363-4500

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this registration statement becomes effective.

                               ------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 16, 1997


PROSPECTUS
----------
                                6,000,000 SHARES

                                   [Bally Logo]

                    BALLY TOTAL FITNESS HOLDING CORPORATION
                                  COMMON STOCK
                               ------------------

     All of the 6,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company" or "Bally"). The Common Stock is quoted on the Nasdaq National Market under the symbol "BFIT". On July 15, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $10 1/16 per share. See "Price Range of Common Stock and Dividend Policy".



     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================
                                           PRICE TO         UNDERWRITING        PROCEEDS TO
                                            PUBLIC           DISCOUNT(1)        COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share............................          $                  $                  $
-----------------------------------------------------------------------------------------------
Total (3)............................          $                  $                  $
===============================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the several Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 900,000 shares of Common Stock, to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Company will be $          , $          and $          , respectively.
    See "Underwriting".
                               ------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares of Common Stock will be made in New York, New York,
on or about             , 1997.
                               ------------------
MERRILL LYNCH & CO.

                         LADENBURG THALMANN & CO. INC.

                                                       JEFFERIES & COMPANY, INC.
                               ------------------
             The date of this Prospectus is                , 1997.

                    [GRAPHIC DESCRIPTION:  A PICTURE OF THE
                  FRONT OF ONE OF THE COMPANY'S FACILITIES AND
                     THREE PICTURES OF PEOPLE USING VARIOUS
                              COMPANY FACILITIES.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY


The following is a summary of certain information contained elsewhere in this Prospectus and is qualified by the more detailed information set forth elsewhere in this Prospectus which should be read in its entirety. Unless otherwise indicated, capitalized terms used in this Prospectus Summary have the respective meanings ascribed to them elsewhere in this Prospectus. The information contained in this Prospectus Summary contains forward-looking statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" on page 8.


                                  THE COMPANY


     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members, and the number and square footage of facilities. As of June 30, 1997, the Company operated approximately 320 fitness centers concentrated in major metropolitan areas in 27 states and Canada and had approximately four million members. During 1996, Bally's members made more than 100 million visits to its fitness centers.


     The Company offers its members value by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally's fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic training programs. The Company's new club prototype achieves efficiency by focusing on those fitness services that receive a high degree of member use. Most of the Company's current fitness centers include pools, racquet courts or other athletic facilities that receive a lower degree of member use. The Company has clustered its fitness centers in major metropolitan areas in order to achieve marketing and operating efficiencies. These markets include, among others, New York, Los Angeles, Chicago, Houston, Dallas, Detroit, Baltimore, Washington, D.C., Philadelphia, Miami, Cleveland, Atlanta, Milwaukee, Seattle, Minneapolis, Orlando, Denver, Phoenix, St. Louis, Boston and Kansas City. In 1996, the Company completed the process of renaming its fitness centers so they all use the servicemark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional servicemarks and trade names.


     The Company's primary target market for new members is the 18 to 34-year old, middle income segment of the population. Bally markets itself to this consumer segment through the use of a variety of membership options and payment plans. The membership options offered by the Company range from single-club memberships to premium memberships which provide additional amenities and the use of all of Bally's fitness centers nationwide. Similarly, the Company offers a broad range of payment alternatives. Typically, members pay an initiation fee which can either be financed (generally for 36 months and subject to downpayment requirements) or paid-in-full at the time of joining. Members are also required to pay monthly membership dues in order to use the Company's fitness facilities. Management believes the various memberships and payment plans, in addition to Bally's strong brand identity and the convenience of its multiple locations, provide the Company distinct competitive advantages.


OPERATING STRATEGIES

     In October 1996, Lee S. Hillman was named President and Chief Executive Officer of the Company. This completed the transition of senior management of the Company from predominantly marketing oriented managers, including the original founders of the Company, to managers with more financial and operational orientation. Until December 1996, a number of the Company's top executives, including Mr. Hillman, also performed significant functions for Bally Entertainment Corporation ("Entertainment"), the owner of the Company until January 1996. Current management intends to pursue a number of operating strategies, including the following, which the Company believes will improve the results of its core business:

     - Reduce Discount Pricing on Paid-In-Full Membership Plans -- Since late 1990, the Company has managed its pricing structure to generate immediate cash for liquidity by significantly discounting its membership plans and by emphasizing paid-in-full instead of financed membership plans. Additional working capital will allow the Company to sell more financed membership plans, which historically have generated better long-term returns for the Company including streams of recurring dues revenues, rather than selling discounted paid-in-full memberships for which dues are frequently waived for up to three years.


     - Upgrade and Expand Fitness Centers -- The Company intends to expand and upgrade its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Management plans to make capital expenditures of approximately $10 million to $12 million over the next twelve months to maintain and make minor upgrades to the Company's existing facilities, which include exercise equipment upgrades, heating, ventilation and air conditioning ("HVAC") and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $5 million to $10 million of the proceeds from this Offering over the next two years to extensively refurbish and make major upgrades to approximately 25% of its clubs, which include converting low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitation service areas, adding and upgrading exercise equipment, and refreshing interior and exterior finishes to improve club ambience, among others. The Company also intends to spend approximately $15 million to $25 million of the proceeds from this Offering over the next three years to open 15 to 25 new facilities based on its new prototype. These facilities are designed to cost less to construct and maintain than the Company's older facilities. The facilities are expected to range in size from 10,000 to 45,000 square feet and have the capacity to accommodate significantly more members than older clubs of the same size because the new facilities will contain only the most widely used amenities.


     - Increase Dues Revenues -- The Company believes that its dues are substantially less than those charged by its competitors and that it can significantly increase dues for its members who are beyond their initial financing period without any material loss in membership.

     - Improve Collections on Financed Contracts -- The Company plans to continue its focus on increasing the downpayment on financed membership plans and securing payment by electronic funds transfer ("EFT"), which the Company's experience has shown results in higher quality receivables. Further, the Company intends to institute more focused collection efforts based on information provided by "credit scoring", which management believes will also improve the yield from the receivables portfolio.

     - Continue Cost Reduction Policies -- The Company's operating costs and expenses for 1996 were more than $75 million lower than in 1994. Management believes that other opportunities exist to cut additional costs in the areas of administration, advertising and self-insured losses incurred.

GROWTH OPPORTUNITIES


     The Company currently generates substantially all of its revenues from the sale of membership plans and the receipt of dues. Management believes that it can increase and diversify its revenues by leveraging its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (in excess of 100 million visits in 1996) by offering a number of ancillary products and services. In order to pursue these growth opportunities, the Company plans to:



     - Sell Nutritional Products -- The Company has successfully concluded test marketing certain nutritional products, predominantly vitamins and weight control supplements, and is launching the sale of these products to members through its fitness centers and telemarketing.


     - Provide Outpatient Rehabilitation Services -- The Company plans to contract with providers of health care programs and services whereby certain of the Company's existing facilities will also be used for comprehensive outpatient rehabilitation services. The Company believes it has opportunities with a number of third party providers and managers of health care programs and services to provide similar outpatient rehabilitation services in additional fitness centers, and expects to offer these services within three years to members and non-members alike in up to 100 of its facilities primarily using equipment already on-hand. Among others, the Company has recently contracted with Continucare Corporation to provide such services in certain, initially four, of the Company's fitness centers. The Company plans to spend approximately $1 million of the proceeds from this Offering to upgrade an initial group of its facilities to provide rehabilitation services.


     - Offer Other Goods and Services -- The Company plans to sell work-out and related apparel and market certain financial services and direct marketing programs provided by third parties to its members such as a co-branded credit card, credit life insurance, dining clubs and automated teller machines ("ATMs") in its clubs through in-club sales efforts and direct marketing programs.


ACCOUNTING CHANGE



     In connection with this Prospectus, the Staff of the Securities and Exchange Commission (the "SEC Staff") advised the Company it now requires all registrants operating fitness centers with membership plans that include initial membership fees to follow a "deferral method" of accounting with respect to the recognition of revenue from initial membership fees. The accompanying consolidated financial statements have been restated from those originally reported because this "deferral method" differed from the revenue recognition method historically used by the Company. See "Consolidated Financial Statements".

                                  THE OFFERING

Common Stock offered..........   6,000,000 shares (1)


Common Stock to be outstanding
   after the Offering..........  18,512,488 shares (1)(2)



Use of proceeds...............   For capital expenditures to develop new
                                 facilities and more extensively refurbish and upgrade existing facilities, to repay a loan of $7.5 million, to support the introduction of new initiatives and for general corporate and working capital purposes. See "Use of Proceeds".


Nasdaq National Market
   symbol......................  BFIT
---------------

(1) Assumes that the Underwriters' over-allotment option to purchase up to 900,000 shares of Common Stock is not exercised.


(2) Does not give effect to any future exercise of outstanding warrants to purchase 3,192,805 shares of Common Stock, outstanding stock options to purchase 1,264,606 shares of Common Stock and options to purchase an additional 268,067 shares of Common Stock which the Company is able to grant under the Company's existing stock option plans.


                            ------------------------

     The Company was a wholly-owned subsidiary of Entertainment until Entertainment spun-off the Company (the "Spin-off") to its stockholders on January 9, 1996. The Company's executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois, 60631, telephone number (773) 380-3000. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Bally" refers to Bally Total Fitness Holding Corporation and its subsidiaries and their predecessors.

                             SUMMARY FINANCIAL DATA

     The following table presents summary consolidated financial data of the Company. The financial data were derived from, and should be read in conjunction with, financial information appearing elsewhere in this Prospectus. See "Selected Consolidated Financial Data".

                                                THREE MONTHS
                                               ENDED MARCH 31,              YEARS ENDED DECEMBER 31,
                                               ---------------   ----------------------------------------------
                                                1997     1996     1996     1995     1994      1993       1992
                                               ------   ------   ------   ------   ------   --------   --------
                                                     (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                      (AS RESTATED) (a)
STATEMENT OF OPERATIONS DATA:
  Net revenues...............................  $168.5   $163.9   $640.2   $653.6   $682.0   $  666.7   $  688.6
  Operating income (loss)....................     6.3       --     20.0      5.2    (16.1)     (18.1)     (19.3)
  Loss before extraordinary item and
    cumulative effect on prior years of
    change in accounting for income taxes
    (b)(c)...................................    (5.7)   (12.0)   (24.9)   (31.4)   (39.5)     (31.4)     (33.6)
  Loss per common share (pro forma for 1995
    and 1994) (d)............................    (.46)    (.98)   (2.04)   (3.25)   (4.61)
BALANCE SHEET DATA (AT END OF PERIOD):
  Installment contracts receivable, net......  $317.0   $307.6   $300.2   $303.4   $284.1   $  322.7   $  327.8
  Total assets...............................   904.9    931.7    893.3    936.5    951.0    1,016.7    1,012.4
  Long-term debt, less current maturities....   387.7    363.8    376.4    368.0    289.7      305.7      269.8
  Stockholders' equity (c)...................    18.5     19.9     24.2     31.7     34.8       50.6      146.8
OTHER FINANCIAL DATA:
  EBITDA (e).................................  $ 19.4   $ 13.7   $ 75.9   $ 62.6   $ 42.8   $   42.3   $   38.5
  Cash provided by (used in):
    Operating activities.....................   (10.9)   (15.1)    (5.3)    (9.9)    32.8       49.9       64.5
    Investing activities.....................    (6.9)    (6.4)    (9.8)   (42.1)   (21.4)     (36.1)     (25.1)
    Financing activities.....................    11.2     10.0     10.4     60.4     (9.6)     (13.6)     (41.8)


---------------


(a) The summary consolidated financial data presented herein have been restated to reflect a change in the Company's method of recognizing membership revenue and, with respect to data at March 31, 1997 and for the three months then ended, a change in accounting for its securitization facility. See "Consolidated Financial Statements".



(b) In 1995, the Company recognized a net extraordinary gain on extinguishment of debt consisting of (i) a gain (net of taxes) of $9.9 million ($.81 per share) resulting from indebtedness owed Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton Hotels Corporation ("Hilton") and (ii) a charge (net of taxes) of $4.2 million ($.35 per share) resulting from the refinancing of the Company's prior securitization facility by a new securitization facility. In 1993, the Company recognized an extraordinary loss on extinguishment of debt of $6.0 million (net of taxes) resulting from a refinancing of certain indebtedness.



(c) In 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company elected to use the cumulative effect approach rather than to restate the consolidated financial statements of any prior years to apply the provisions of SFAS No. 109, which resulted in a charge of $69.0 million in 1993.



(d) The net loss for the years ended December 31, 1995 and 1994 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7.1 million and $15.2 million, respectively. Pro forma loss per common share (which is unaudited) was calculated giving effect to (i) adjustments made to reflect the income tax provision/benefit as if the Company had filed its own separate consolidated income tax return for each year and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of each year.



(e) EBITDA is defined as operating income (loss) before depreciation and amortization. The Company has presented EBITDA supplementally because management believes this information is useful given the significance of the Company's depreciation and amortization and because of its highly leveraged financial position. These data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of the Company's overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     CERTAIN STATEMENTS IN THE PROSPECTUS SUMMARY AND UNDER THE HEADINGS "RISK FACTORS", "BUSINESS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION", AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, AMONG OTHERS, THE
FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; COMPETITION; SUCCESS OF OPERATING INITIATIVES, ADVERTISING AND PROMOTIONAL EFFORTS; EXISTENCE OF ADVERSE PUBLICITY OR LITIGATION; ACCEPTANCE OF NEW PRODUCT OFFERINGS; CHANGES IN BUSINESS STRATEGY OR PLANS; QUALITY OF MANAGEMENT; AVAILABILITY, TERMS, AND DEVELOPMENT OF CAPITAL; BUSINESS ABILITIES AND JUDGMENT OF PERSONNEL; CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; REGIONAL WEATHER CONDITIONS; THOSE ITEMS SET FORTH UNDER THE HEADING "RISK FACTORS"; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS.


                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, particularly, should evaluate the following risk factors.


DECLINE IN MEMBERSHIP FEES ORIGINATED; NET LOSSES



     The Company's initial membership fees originated, a principal component of its total revenues, have decreased from $425.7 million in 1994 to $376.0 million in 1996, and there can be no assurance that the Company will be able to halt or reverse this decline. Although the Company's operating costs and expenses were more than $75 million lower in 1996 than in 1994, there can be no assurance that the Company will be able to continue reducing its operating costs and expenses. The Company reported losses before extraordinary item of $5.7 million, $24.9 million, $31.4 million and $39.5 million for the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. On a pro forma basis, adjusting the income tax provision/benefit as if the Company had filed its own separate consolidated tax returns, the loss for 1995 and 1994 would have been $38.5 million and $54.6 million, respectively.


RISKS ASSOCIATED WITH HIGHLY-LEVERAGED FINANCIAL POSITION

     In December 1996, the Company issued $160.0 million of asset-backed securities (the "Securitization") by selling undivided interests in the H&T Master Trust (the "Trust"). The Trust consists primarily of a portfolio of installment contracts receivable from membership plans and the proceeds thereof. The Company plans to refinance the Securitization in the second or third quarter of 1999; however, there can be no assurance that the Company will be able to sell such a replacement series or that the terms of such replacement series will be as favorable as the Securitization.


     The Company's long-term debt includes the Securitization, $200 million principal amount of 13% Senior Subordinated Notes due 2003 (the "13% Notes") and a $20 million revolving credit facility which expires in June 1998, of which $12.0 million was outstanding at March 31, 1997. At March 31, 1997, the Company had total indebtedness of approximately $396 million. The Company's recent losses, total indebtedness and provisions of existing debt instruments limit the Company's ability to raise capital or borrow money. The provisions in the Company's existing debt instruments limit the Company's ability to borrow additional funds and to grant security interests and require the Company to maintain certain financial ratios, including those relating to cash flow and interest expense. As a result of the limitations, the Company may be more vulnerable to economic downturns, may not be able to exploit certain business opportunities when they arise and may have less flexibility to respond to changing economic conditions, each of which could have a material adverse effect on the Company's financial condition and results of operations.

RISKS ASSOCIATED WITH NEW INITIATIVES


     The Company intends to embark on a number of new initiatives to capitalize on its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation. These initiatives include selling and marketing nutritional products and work-out and related apparel to its members and marketing financial services provided by third parties to its members such as a co-branded credit card, credit life insurance, dining clubs and ATMs in its clubs as well as making comprehensive outpatient rehabilitation services available to members and non-members alike. The Company has not previously generated significant revenues from any of these new initiatives and there can be no assurance that such initiatives will be successful. In addition, the Company has limited experience in marketing new products to its members. The sale and marketing of nutritional products and work-out and related apparel and the provision of rehabilitation services involve significant risks of competition. See "-- Competition". The provision of rehabilitation services also involves risks of government regulation. See "-- Government Regulation".


RISKS ASSOCIATED WITH PRICING STRATEGY

     Competitive conditions in certain markets in which the Company operates may limit the Company's ability to reduce discount pricing on paid-in-full memberships and to increase dues significantly without a material loss in membership.

COMPETITION

     The Company is the largest operator, or among the largest operators, of fitness centers in every major market in which it has fitness centers. Within each market, the Company competes with other fitness centers, physical fitness and recreational facilities established by local governments and hospitals and by businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. The Company also competes with other entertainment and retail businesses for the discretionary income of its target market. The Company believes competition has increased in certain markets. There can be no assurance that the Company will be able to compete effectively in the future in the markets in which it operates.

     When the Company embarks on its new initiatives, particularly the sale of nutritional products and apparel, the Company will be competing against large established companies with more experience selling such products on a retail basis and, in some instances, with substantially greater financial resources than the Company. There can be no assurance that the Company will be able to compete effectively against such established companies.


DILUTION



     Assuming an offering price of $10 1/16 per share, purchasers of shares of Common Stock offered hereby will experience an immediate dilution of $11.71 per share. See "Dilution".



SEASONAL MEMBERSHIP FEE ORIGINATIONS



     Historically, the Company has experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. Certain of the new initiatives the Company plans to undertake may have the effect of further increasing the seasonality of the Company's business.



GOVERNMENT REGULATION


     The operations and business practices of the Company are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission (the "FTC"), and of state and local consumer protection agencies, and state statutes apply to the Company's advertising, sales and other trade practices, including the sale, financing and collection of memberships. Although management is not aware of any proposed changes in any statutes, rules or regulations, any changes could have a material adverse effect on the Company's financial condition and results of operations. In addition, the provision of rehabilitation services and payments for such services are subject to government regulation. See "Business -- Government Regulation".

POTENTIAL IMPACT OF CERTAIN ANTITAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Company Certificate") and the Company's Amended and Restated By-Laws may inhibit changes in control of the Company not approved by the Board of Directors of the Company (the "Board"). These provisions include a stockholders rights plan, a classified Board, advance notice provisions for nominations for election of candidates to the Board and a "fair-price provision". The stockholder rights plan, under which one right entitling the holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of Common Stock, renders an acquisition of control of the Company in a transaction not approved by the Board more difficult. The Company's 1996 Long-Term Incentive Plan provides for acceleration of stock options and restricted stock awards upon a change in control of the Company which has the effect of making an acquisition of control of the Company more expensive. These agreements may also inhibit a change in control of the Company and may have a negative effect on the market price of the Common Stock. The 13% Notes also include change in control provisions which provide, among other things, that upon a change in control of the Company, the holders of the 13% Notes may require the Company to repurchase the 13% Notes at 101% of the principal amount, together with accrued and unpaid interest to the repurchase date. A change in control of the Company constitutes a default under the Company's revolving credit agreement. In addition, certain Company officers have severance compensation agreements with the Company that provide for substantial cash payments and acceleration of other benefits in the event of specified corporate changes related to the Company, including a change in control of the Company.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company does not anticipate paying dividends for the foreseeable future. Currently, the Company is restricted from paying dividends by the terms of the 13% Notes and its revolving credit agreement. Specifically, the Indenture governing the 13% Notes contains a covenant that the Company currently cannot, directly or indirectly, declare or pay any dividend on, or make any distribution to holders of, any shares of Common Stock (other than dividends or distributions payable in shares of Common Stock or in options, warrants or other rights to purchase Common Stock, but excluding certain specified dividends or distributions). Similarly, the terms of the Company's revolving credit agreement provide that the Company is restricted from paying dividends without the consent of the lenders during the term of the agreement and until all obligations thereunder have been satisfied.

FUTURE SALE AND PRICE OF COMMON STOCK


     After the Offering, 18,512,488 shares of Common Stock will be outstanding (assuming the Underwriters' over-allotment option is not exercised). At that time, the Company will also have (i) outstanding options to purchase 1,264,606 shares of Common Stock with a weighted-average exercise price of $4.25 per share, and (ii) the ability to grant options to purchase an additional 268,067 shares of Common Stock under the Company's stock option plans. In addition, the Company will have outstanding warrants to purchase 2,942,805 shares of Common Stock at an exercise price of $5.26 per share. The warrants are held by the Chairman of the Board and the President of the Company and are exercisable until December 31, 2005. Further, the Company has issued warrants to purchase 250,000 shares of Common Stock to an affiliate of one of the Underwriters in connection with a loan to the Company. See "Underwriting". The effect, if any, on the market price of the Common Stock prevailing from time to time as a result of the additional shares of Common Stock that would be outstanding upon the exercise of stock options and warrants is unpredictable, and no assurance can be given that the effect will not be adverse.

                                USE OF PROCEEDS


     At an offering price of $10 1/16 per share (based on the closing price of a share of Common Stock on the Nasdaq National Market on July 15, 1997), the net proceeds to be received by the Company from the sale of shares of Common Stock (after deducting the underwriting discount and estimated expenses payable by the Company) are estimated to be approximately $55.6 million ($64.0 million if the underwriters' over-allotment option is exercised in full). The Company intends to use approximately $15 million to $25 million of the proceeds from this Offering over the next three years for capital expenditures to open 15 to 25 new facilities based on its new prototype, approximately $5 million to $10 million for capital expenditures over the next two years to extensively refurbish and make major upgrades to approximately 25% of its clubs, $7.5 million to repay a loan from Ladenburg Thalmann Capital Corporation ("LTCC") due upon the earlier of the closing of this Offering or October 8, 1997 (the "Loan"), as much as $3 million to support the introduction of new initiatives and the balance, if any, for general corporate and working capital purposes. Pending such uses, the Company may temporarily invest available funds from this Offering in short-term securities and/or reduce indebtedness under its revolving credit agreement. The Loan accrues interest at 13% per annum. See "Underwriting". The rate of interest on the revolving credit agreement is at the Company's option, based upon either the bank agent's prime rate plus 2% or a Eurodollar rate plus 3%. At June 30, 1997, the interest rate on the revolving credit agreement selected by the Company was 10.5%. The revolving credit agreement expires in June 1998.



                                    DILUTION



     The net tangible book value of the Company at March 31, 1997 was a deficit of approximately $86.1 million, or $6.89 per share. The deficit in net tangible book value per share represents the amount by which the Company's total liabilities (including deferred revenues) exceed the Company's net tangible assets at March 31, 1997, divided by 12,496,975 shares of Common Stock outstanding at March 31, 1997. After giving effect to the sale by the Company of 6,000,000 shares of Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) at an assumed offering price of $10 1/16 per share and after deducting the estimated underwriting discount and estimated offering expenses, the Company's net tangible book value at March 31, 1997 would be a deficit of approximately $30.6 million, or $1.65 per share. This represents an immediate increase in the net tangible book value of $5.24 per share to existing stockholders and an immediate dilution of $11.71 per share to new investors purchasing shares in the Offering. The following table illustrates this dilution:



        Assumed offering price per share............................             $10.06
        Deficit in net tangible book value per share before the
          Offering..................................................  $ 6.89
        Increase in net tangible book value per share attributable
          to new investors..........................................    5.24
                                                                      ------
        Deficit in net tangible book value per share after the
          Offering..................................................               1.65
                                                                                 ------
        Dilution per share to new investors.........................             $11.71
                                                                                 ======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Common Stock is quoted on the Nasdaq National Market under the symbol "BFIT". The following table sets forth for the periods indicated the high and low quarterly sales prices for a share of Common Stock as reported on the Nasdaq National Market since trading began on January 4, 1996, the date the Company's initial Registration Statement on Form S-1 was declared effective. The Company was a wholly-owned subsidiary of Entertainment until January 9, 1996, the date on which 11,845,161 shares of Common Stock were distributed by Entertainment in the Spin-off.



                                                             HIGH             LOW
                                                          ----------       ----------
1996:
First Quarter (from January 4, 1996)..................       $  7            $3 3/4
Second Quarter........................................          5 3/4         3 15/16
Third Quarter.........................................          5 1/8         4
Fourth Quarter........................................          9 1/16        4 1/2
1997:
First Quarter.........................................       $  8 13/16      $6
Second Quarter........................................         10 7/16        5 5/8
Third Quarter (through July 15, 1997).................         10 3/8         8 1/2



     The last reported sale price of a share of Common Stock on the Nasdaq National Market on July 15, 1997 is set forth on the cover page of this Prospectus. As of June 30, 1997, there were 10,858 holders of record of the Common Stock.


     The Company does not anticipate paying dividends for the foreseeable future. Currently, the Company is restricted from paying dividends by the terms of the 13% Notes and its revolving credit agreement. See "Risk
Factors -- Dividend Policy".

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at March 31, 1997 as restated (see "Consolidated Financial Statements") and as adjusted to give effect to the sale by the Company of 6,000,000 shares of Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) at an assumed offering price of $10 1/16 per share and after deducting the estimated underwriting discount and estimated offering expenses, as if such transaction had occurred as of March 31, 1997.



                                                                       MARCH 31, 1997
                                                                    ---------------------
                                                                       AS           AS
                                                                    RESTATED     ADJUSTED
                                                                    --------     --------
                                                                        (IN MILLIONS)
Cash and equivalents............................................    $    9.9     $   65.5
                                                                    ========     ========
Current maturities of long-term debt (1)........................    $    8.4     $    8.4
                                                                    ========     ========
Long-term debt, less current maturities (1).....................    $  387.7     $  387.7
Stockholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares authorized;
     none issued --
       Series A Junior Participating; 300,000 shares authorized;
          none issued...........................................
  Common Stock, $.01 par value; 60,200,000 shares authorized;
     12,496,975 and 18,496,975 shares issued....................          .1           .2
  Contributed capital...........................................       303.8        359.3
  Accumulated deficit...........................................      (283.4)      (283.4)
  Unearned compensation (restricted stock)......................        (2.0)        (2.0)
                                                                    --------     --------
  Total stockholders' equity....................................        18.5         74.1
                                                                    --------     --------
       Total capitalization.....................................    $  406.2     $  461.8
                                                                    ========     ========


---------------

(1) See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for additional information with respect to the Company's consolidated indebtedness.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data of the Company presented below for and as of the end of each of the three years ended December 31, 1996 were derived from the audited consolidated financial statements of the Company. The data presented below for and as of the end of each of the years ended December 31, 1993 and 1992 and three months ended March 31, 1997 and 1996 are unaudited. In the opinion of management, such interim data include all adjustments (which were of a normal recurring nature) necessary for a fair presentation of the information set forth therein. The Company's operations are subject to seasonal factors, and therefore, the results of operations for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results of operations for the full year. The data presented should be read in conjunction with financial information appearing elsewhere in this Prospectus. See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".



                                                THREE MONTHS
                                               ENDED MARCH 31,              YEARS ENDED DECEMBER 31,
                                               ---------------   ----------------------------------------------
                                                1997     1996     1996     1995     1994      1993       1992
                                               ------   ------   ------   ------   ------   --------   --------
                                                     (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
                                                                       (AS RESTATED)(A)
STATEMENT OF OPERATIONS DATA:
  Net revenues...............................  $168.5   $163.9   $640.2   $653.6   $682.0   $  666.7   $  688.6
  Depreciation and amortization..............    13.1     13.7     55.9     57.4     58.9       60.4       57.8
  Operating income (loss)....................     6.3       --     20.0      5.2    (16.1)     (18.1)     (19.3)
  Loss before extraordinary item and
    cumulative effect on prior years of
    change in accounting for income taxes
    (b)(c)...................................    (5.7)   (12.0)   (24.9)   (31.4)   (39.5)     (31.4)     (33.6)
  Loss per common share (pro forma for 1995
    and 1994) (d)............................    (.46)    (.98)   (2.04)   (3.25)   (4.61)
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and equivalents.......................  $  9.9   $  9.7   $ 16.5   $ 21.3   $ 12.8   $   11.0   $   10.7
  Installment contracts receivable, net......   317.0    307.6    300.2    303.4    284.1      322.7      327.8
  Total assets...............................   904.9    931.7    893.3    936.5    951.0    1,016.7    1,012.4
  Long-term debt, less current maturities....   387.7    363.8    376.4    368.0    289.7      305.7      269.8
  Stockholders' equity (c)...................    18.5     19.9     24.2     31.7     34.8       50.6      146.8
OTHER FINANCIAL DATA:
  EBITDA (e).................................  $ 19.4   $ 13.7   $ 75.9   $ 62.6   $ 42.8   $   42.3   $   38.5
  Cash provided by (used in):
    Operating activities.....................   (10.9)   (15.1)    (5.3)    (9.9)    32.8       49.9       64.5
    Investing activities.....................    (6.9)    (6.4)    (9.8)   (42.1)   (21.4)     (36.1)     (25.1)
    Financing activities.....................    11.2     10.0     10.4     60.4     (9.6)     (13.6)     (41.8)


---------------


(a) The selected consolidated financial data presented herein have been restated to reflect a change in the Company's method of recognizing membership revenue and, with respect to data at March 31, 1997 and for the three months then ended, a change in accounting for its securitization facility. See "Consolidated Financial Statements".



(b) In 1995, the Company recognized a net extraordinary gain on extinguishment of debt consisting of (i) a gain (net of taxes) of $9.9 million ($.81 per share) resulting from indebtedness owed Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton and
    (ii) a charge (net of taxes) of $4.2 million ($.35 per share) resulting from the refinancing of the Company's prior securitization facility by a new securitization facility. In 1993, the Company recognized an extraordinary loss on extinguishment of debt of $6.0 million (net of taxes) resulting from a refinancing of certain indebtedness.



(c) In 1993, the Company changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company elected to use the cumulative effect approach rather than to restate the consolidated financial statements of any prior years to apply the provisions of SFAS No. 109, which resulted in a charge of $69.0 million in 1993.



(d) The net loss for the years ended December 31, 1995 and 1994 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7.1 million and $15.2 million, respectively. Pro forma loss per common share (which is unaudited) was calculated giving effect to (i) adjustments made to reflect the income tax provision/benefit as if the Company had filed its own separate consolidated income tax return for each year and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of each year.



(e) EBITDA is defined as operating income (loss) before depreciation and amortization. The Company has presented EBITDA supplementally because management believes this information is useful given the significance of the Company's depreciation and amortization and because of its highly leveraged financial position. These data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of the Company's overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL


     The primary strategic initiative of management involves improving the results of its core business and, as capital is available, replicating the profitable new fitness center model through expansion. In 1993, the Company began building more efficient fitness centers by eliminating pools and other wet areas and racquet sports (all of which are costly to build and maintain and which have significantly lower utilization rates), and replacing much of that space with expanded workout areas which receive a higher degree of member use. At approximately the same time, the Company emphasized member payment plans using EFT for financed initial membership fees by adjusting sales commissions and member incentives. The Company's experience has indicated better collection results for financed memberships sold under EFT plans compared to those sold with standard coupon book payment plans. EFT-financed memberships represented approximately 56% of the total financed initial membership fee contracts in the receivables portfolio at June 30, 1997. Over the past several years, membership types and pricing options were standardized, making the selling process less complicated for both the customer and the sales personnel. In August 1994, the Company implemented a program to increase monthly dues for contracts sold after that date and in late 1995 began to curtail the practice of discounting dues for multiple year renewal offers. The Company believes all of these actions, certain of which reduced new membership unit sales and revenues, will ultimately improve cash flows and operating income.



     In addition, management made certain changes designed to integrate operations and reduce operating costs including personnel costs, advertising expenses and other operating expenses. As part of its continuing cost reduction program, the Company began a long-term consolidation project in 1991 and computer conversion in 1994 for its regional service centers ("RSCs"). The consolidation of five RSCs into two remaining RSCs was completed in the third quarter of 1995, and the elimination of cost redundancies continued throughout 1996. The primary phase of the computer conversion was completed in the fourth quarter of 1995. With the addition of new hardware and software, the Company has streamlined its processing procedures and developed efficiencies that enable the RSCs to service members better while reducing costs.



     Management also believes significant opportunities exist to increase revenues beyond those generated by the sale of memberships without significant capital expenditures. To capitalize on the Company's strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (in excess of 100 million visits in 1996), management has begun to pursue the following growth opportunities: (i) the sale of nutritional products to its members through its fitness centers and telemarketing; (ii) the provision of comprehensive outpatient rehabilitation services to both members and non-members; and (iii) the sale of other goods and services, including apparel and other items in retail shops located within its fitness centers and certain financial services to its members.



RESULTS OF OPERATIONS



  Accounting change



     In connection with this Prospectus, the SEC Staff advised the Company it now requires all registrants operating fitness centers with membership plans that include initial membership fees to follow a "deferral method" of accounting with respect to the recognition of revenue from initial membership fees. The accompanying consolidated financial statements have been restated from those originally reported because this "deferral method" differed from the revenue recognition method historically used by the Company. See "Consolidated Financial Statements".



  Comparison of the three months ended March 31, 1997 and 1996



     Net revenues for the first quarter of 1997 were $168.5 million compared to $163.9 million in 1996, an increase of $4.6 million (3%). The average number of fitness centers selling memberships decreased from 324 in the first quarter of 1996 to 319 in the first quarter of 1997, reflecting the closure of 12 older, typically smaller and less profitable facilities offset, in part, by the opening of 6 new, larger facilities between January 1996 and March 1997. Initial membership fees originated increased $4.7 million (4%) in the 1997 quarter, consisting of an $8.4 million (10%) increase in financed memberships originated offset, in part, by a $3.7 million (17%) decrease in paid-in-full memberships originated. These results generally reflect management's current strategy of selling more financed membership plans and fewer discounted paid-in-full membership plans, which resulted in an 18% increase in the average selling price of contracts sold and a 14% decline in the number of contracts sold. Dues collected increased $4.4 million (10%) over 1996, reflecting the Company's continuing strategy of increasing renewal dues. Finance charges earned increased $.2 million (2%) in the 1997 quarter and fees and other revenues increased $.3 million (9%) from 1996.



     Operating income for the first quarter of 1997 was $6.3 million compared to approximately break-even in 1996. The improvement of $6.3 million is due to the aforementioned increase in revenues and a $1.6 million (1%) decrease in operating costs and expenses, which is net of a $1.0 million increase in the provision for doubtful receivables. Excluding the provision for doubtful receivables, operating costs and expenses decreased $2.6 million (2%) from 1996 primarily due to a $2.2 million (19%) decrease in member processing and collection center expenses, which includes the realization in 1997 of the full effect of cost reductions achieved in connection with the completion of the primary phase of a computer conversion in late 1995. In addition, telephone expenses decreased as a result of renegotiated rates and fewer member service calls. Operating costs and expenses are expected to include a non-recurring charge during the second quarter or later in 1997, principally amortization, relating to the restricted stock awards issued in conjunction with the Spin-off for which restrictions lapsed and vesting has yet to occur. The charge, which is based in part on the price of the Common Stock at the time of future vesting, is not yet determinable.



     The provision for doubtful receivables for the first quarter of 1997 was $25.5 million compared to $24.5 million in 1996, an increase of $1.0 million (4%) primarily due to the increase in initial membership fees originated on financed memberships. The rate of the Company's provision for doubtful receivables can vary from period to period. The Company estimates the ultimate realization of initial membership fees originated on financed memberships based upon a number of factors such as method of payment (EFT vs. coupon books) and amount of downpayment, among others. The Company continually analyzes the provision because initial membership fees can be paid to the Company in installments. Updated collection experience trends are reviewed each reporting period and, if necessary, the allowance is adjusted accordingly. Changes in the allowance as a percentage of gross receivables may result from various factors including significant near-term fluctuations in amounts of initial membership fees originated for financed memberships (historically, approximately 50% of financed memberships that default do so within 120 days of origination) or the timing or acceleration of write-offs. The Company believes the qualitative profile of its receivables portfolio at March 31, 1997 is generally improved from that in recent years due to more accounts paying by EFT and higher average downpayments.



     Interest expense, net of capitalized interest, was $11.9 million for the first quarter of 1997 compared to $11.8 million in 1996, an increase of $.1 million (1%).



     The income tax provision for the first quarter of 1997 and 1996 has been determined using the estimated annual effective tax rate for each year and reflects state income taxes only, as no federal benefit has been provided due to the uncertainty of tax loss realization.


  Comparison of the years ended December 31, 1996 and December 31, 1995


     Net revenues for 1996 were $640.2 million compared to $653.6 million in 1995. The decrease in revenues results, in part, because the average number of fitness centers selling memberships decreased from 332 in 1995 to 322 in 1996, reflecting the closure of 25 older, typically smaller and less profitable facilities and the sale of a fitness center to Entertainment offset, in part, by the opening of 13 new, larger facilities over the two-year period. Initial membership fees originated decreased $29.7 million (7%) primarily due to a 12% decline in the number of contracts sold offset, in part, by a 6% increase in the average selling price as a result of the sale of more premium memberships. Dues collected increased $5.1 million (3%) over 1995 despite the 3% reduction in the average number of facilities operated, reflecting the Company's continuing strategy of increasing renewal dues. Finance charges earned decreased $.5 million (1%) in 1996 compared to 1995. Fees and other revenues decreased $1.3 million (8%) primarily due to the reduction of personal trainer revenue in 1996 as a result of temporarily outsourcing the service and non-recurring income in 1995 pertaining to insurance recoveries.



     Operating income for 1996 was $20.0 million compared to $5.2 million in 1995. The increase of $14.8 million was due to a $28.3 million (4%) reduction in operating costs and expenses offset, in part, by the aforementioned decrease in revenues. The reduction in operating costs and expenses was achieved despite an $8.3 million increase in the provision for doubtful receivables and a $5.1 million charge related to restricted stock awards issued in conjunction with the Spin-off for which restrictions lapsed due to the increase in the market price of the Common Stock. Excluding the provision for doubtful receivables and charge related to restricted stock awards, operating costs and expenses decreased $41.6 million (7%) in 1996 compared to 1995 primarily due to reductions in fitness center operating expenses and member processing and collection center expenses. Fitness center operating expenses for 1996 decreased $30.1 million (8%) from 1995 primarily due to a reduction in payroll and related costs and other variable costs as a result of the continuing cost reduction program and the 3% reduction in the average number of fitness centers operated in 1996 compared to 1995. In addition, insurance expenses declined due to favorable experience in controlling general liability risks, and commissions decreased as a result of the decline in initial membership fees originated. Member processing and collection center expenses decreased $8.0 million (16%) primarily due to the aforementioned RSC consolidation and computer projects.


     The provision for doubtful receivables for 1996 was $80.4 million compared to $72.1 million in 1995, an increase of $8.3 million (12%). Management believes the additional provision for doubtful receivables in 1996 adequately reserves for collection experience that may ultimately be realized from sales programs in general, and specifically from sales promotions allowing very low downpayments offered from time to time between July 1995 and October 1996 that have shown indications of underperforming historical collection experience.


     Interest expense, net of capitalized interest, was $47.6 million in 1996 compared to $43.8 million in 1995, an increase of $3.8 million (9%) principally reflecting a higher average level of debt offset, in part, by lower average interest rates.



     As a result of the Spin-off, the Company is no longer included in the consolidated federal income tax return of Entertainment and is required to file its own separate consolidated federal income tax return. Accordingly, the income tax benefit for 1996 reflects a benefit equal to the federal provision allocated to the extraordinary item (no additional benefit has been provided due to the uncertainty of tax loss realization), net of a state income tax provision. Pursuant to a tax sharing agreement with Entertainment, the effective rate of the income tax benefit for 1995 was lower than the U.S. statutory tax rate (35%) due principally to operating losses without a current year tax benefit and non-deductible amortization of costs in excess of acquired assets.


  Comparison of the years ended December 31, 1995 and December 31, 1994


     Net revenues for 1995 were $653.6 million compared to $682.0 million in 1994. Dues collected increased by $4.2 million (2%) reflecting the Company's strategy of increasing renewal dues. Initial membership fees originated decreased $20.0 million (5%) in 1995 primarily due to a 6% decline in the number of contracts sold offset, in part, by a 4% increase in the average selling price, generally reflecting the Company's strategy of realigning its sales mix to include more financed contracts and somewhat fewer cash contracts, although some promotions were offered with an emphasis on cash contracts. Management believes that initial membership fees originated were also negatively impacted by the general retail climate and increased competition. The average number of fitness centers selling memberships decreased from 336 in 1994 to 332 in 1995, reflecting the closure of 26 older, typically smaller facilities and the sale of a fitness center to Entertainment offset, in part, by the opening of 13 new, larger facilities over the two-year period.



     Operating income for 1995 was $5.2 million compared to an operating loss of $16.1 million in 1994. The improvement of $21.3 million was due to a $49.8 million (7%) reduction in operating costs and expenses offset, in part, by the aforementioned decrease in revenues. Excluding the provision for doubtful receivables, operating costs and expenses decreased $18.0 million (3%) in 1995 compared to 1994 primarily due to a reduction in fitness center operating expenses. Fitness center operating expenses for 1995 decreased $10.6 million (3%) from 1994 primarily due to a reduction in salaries and other variable costs as a result of the continuing cost reduction program and, to a lesser extent, reduced commissions as a result of the decline in initial membership fees originated. In addition, member processing and collection center expenses decreased $1.8 million (4%) primarily due to the aforementioned RSC consolidation project.


     The provision for doubtful receivables for 1995 was $72.1 million compared to $103.9 million in 1994, a decrease of $31.8 million (31%). The reduction was primarily due to additional reserves recorded in 1994 in conjunction with management's reevaluation of collection risks associated with financed sales and due to the improving collection experience of installment contracts receivable, primarily the reduction in first payment defaults and an increase in EFT contracts within the receivables portfolio.

     Interest expense, net of capitalized interest, was $43.8 million in 1995 compared to $38.6 million in 1994, an increase of $5.2 million (13%) principally reflecting a higher average level of debt offset, in part, by lower average interest rates.


     Pursuant to a tax sharing agreement with Entertainment, the effective rates of the income tax benefit for 1995 and 1994 were lower than the U.S. statutory tax rate (35%) due principally to operating losses without a current year tax benefit and non-deductible amortization of costs in excess of acquired assets.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has no scheduled principal payments under the 13% Notes until January 2003. Through July 1999, the principal amount of the certificates under the Securitization remains fixed at $160 million. In addition, the Company's revolving credit agreement, which provides for borrowings of up to $20 million, expires in June 1998. Additionally, the Company will use $7.5 million of the proceeds from this Offering to repay the Loan. See "Use of Proceeds". Accordingly, debt service requirements of the Company for the next twelve months are principally for interest and are expected to be approximately $51 million.



     The Company's recent losses and the terms of its revolving credit agreement have limited the Company's ability to borrow significant amounts of additional funds. Consequently, the Company has been dependent on availability under its revolving credit agreement ($4.4 million at March 31, 1997) and its operations to provide for cash needs. The Company has managed liquidity requirements in recent years by utilizing membership plan discounting techniques designed to increase its cash sales and downpayments and to accelerate collections and dues payments to increase available cash reserves and, to a lesser extent, sales of non-strategic assets and sale/leaseback arrangements. Management believes use of these discounting techniques has had a negative impact on both current and long term results and, if needed in the future, such discounting and acceleration techniques may be increasingly costly and less effective.



     The Company intends to expand and upgrade its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Using cash generated by operations and through leasing arrangements, management plans to make capital expenditures of approximately $10 million to $12 million over the next twelve months to maintain and make minor upgrades to the Company's existing facilities, which include exercise equipment upgrades, HVAC and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $5 million to $10 million of the proceeds from this Offering over the next two years to extensively refurbish and make major upgrades to approximately 25% of its clubs, which include converting low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitation service areas, adding and upgrading exercise equipment, and refreshing interior and exterior finishes to improve club ambience, among others. For the last several years, the Company has spent $6 million to $15 million annually, as funds were available, to open new or replacement facilities. The Company also intends to spend approximately $15 million to $25 million of the proceeds from this Offering over the next three years for capital expenditures to open 15 to 25 new facilities based on its new prototype.

                                    BUSINESS


     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members, and the number and square footage of facilities. As of June 30, 1997, the Company operated approximately 320 fitness centers concentrated in major metropolitan areas in 27 states and Canada and had approximately four million members. During 1996, Bally's members made more than 100 million visits to its fitness centers.


     The Company offers its members value by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally's fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic training programs. The Company's new club prototype achieves efficiency by focusing on those fitness services that receive a high degree of member use. Most of the Company's current fitness centers include pools, racquet courts or other athletic facilities that receive a lower degree of member use. The Company has clustered its fitness centers in major metropolitan areas in order to achieve marketing and operating efficiencies. These markets include, among others, New York, Los Angeles, Chicago, Houston, Dallas, Detroit, Baltimore, Washington, D.C., Philadelphia, Miami, Cleveland, Atlanta, Milwaukee, Seattle, Minneapolis, Orlando, Denver, Phoenix, St. Louis, Boston and Kansas City. In 1996, the Company completed the process of renaming its fitness centers so they all use the servicemark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional servicemarks and trade names.


     The Company's primary target market for new members is the 18 to 34-year old, middle income segment of the population. Bally markets itself to this consumer segment through the use of a variety of membership options and payment plans. The membership options offered by the Company range from single-club memberships to premium memberships which provide additional amenities and the use of all of Bally's fitness centers nationwide. Similarly, the Company offers a broad range of payment alternatives. Typically, members pay an initiation fee which can either be financed (generally for 36 months and subject to downpayment requirements) or paid-in-full at the time of joining. Members are also required to pay monthly membership dues in order to use the Company's fitness facilities. Management believes the various memberships and payment plans, in addition to Bally's strong brand identity and the convenience of its multiple locations, provide the Company distinct competitive advantages.


OPERATING STRATEGIES

     In October 1996, Lee S. Hillman was named President and Chief Executive Officer of the Company. This completed the transition of senior management of the Company from predominantly marketing oriented managers, including the original founders of the Company, to managers with more financial and operational orientation. Until December 1996, a number of the Company's top executives, including Mr. Hillman, also performed significant functions for Entertainment, the owner of the Company until January 1996. Current management intends to pursue a number of operating strategies, including the following, which the Company believes will improve the results of its core business:

     - Reduce Discount Pricing on Paid-In-Full Membership Plans -- Since late 1990, the Company has managed its pricing structure to generate immediate cash for liquidity by significantly discounting its membership plans and by emphasizing paid-in-full instead of financed membership plans. Additional working capital will allow the Company to sell more financed membership plans, which historically have generated better long-term returns for the Company including streams of recurring dues revenues, rather than selling discounted paid-in-full memberships for which dues are frequently waived for up to three years.


     - Upgrade and Expand Fitness Centers -- The Company intends to expand and upgrade its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Management plans to make capital expenditures of approximately $10 million to $12 million over the next twelve months to maintain and make minor upgrades to the Company's existing facilities, which include exercise equipment upgrades, HVAC and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $5 million to $10 million of the proceeds from this Offering over the next two years to extensively refurbish and make major upgrades to approximately 25% of its clubs, which include converting low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitation service areas, adding and upgrading exercise equipment, and refreshing interior and exterior finishes to improve club ambience, among others. The Company also intends to spend approximately $15 million to $25 million of the proceeds from this Offering over the next three years to open 15 to 25 new facilities based on its new prototype. These facilities are designed to cost less to construct and maintain than the Company's older facilities. The facilities are expected to range in size from 10,000 to 45,000 square feet and have the capacity to accommodate significantly more members than older clubs of the same size because the new facilities will contain only the most widely used amenities.


     - Increase Dues Revenues -- The Company believes that its dues are substantially less than those charged by its competitors and that it can significantly increase dues for its members who are beyond their initial financing period without any material loss in membership.

     - Improve Collections on Financed Contracts -- The Company plans to continue its focus on increasing the downpayment on financed membership plans and securing payment by EFT, which the Company's experience has shown results in higher quality receivables. Further, the Company intends to institute more focused collection efforts based on information provided by "credit scoring", which management believes will also improve the yield from the receivables portfolio.

     - Continue Cost Reduction Policies -- The Company's operating costs and expenses for 1996 were more than $75 million lower than in 1994. Management believes that other opportunities exist to cut additional costs in the areas of administration, advertising and self-insured losses incurred.

GROWTH OPPORTUNITIES


     The Company currently generates substantially all of its revenues from the sale of membership plans and the receipt of dues. Management believes that it can increase and diversify its revenues by leveraging its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (in excess of 100 million visits in 1996) by offering a number of ancillary products and services. In order to pursue these growth opportunities, the Company plans to:



     - Sell Nutritional Products -- The Company has successfully concluded test marketing certain nutritional products, predominantly vitamins and weight control supplements, and is launching the sale of these products to members through its fitness centers and telemarketing.


     - Provide Outpatient Rehabilitation Services -- The Company plans to contract with providers of health care programs and services whereby certain of the Company's existing facilities will also be used for comprehensive outpatient rehabilitation services. The Company believes it has opportunities with a number of third party providers and managers of health care programs and services to provide similar outpatient rehabilitation services in additional fitness centers, and expects to offer these services within three years to members and nonmembers alike in up to 100 of its facilities primarily using equipment already on-hand. Among others, the Company has recently contracted with Continucare Corporation to provide such services in certain, initially four, of the Company's fitness centers. The Company plans to spend approximately $1 million of the proceeds from this Offering to upgrade an initial group of its facilities to provide rehabilitation services.

     - Offer Other Goods and Services -- The Company plans to sell work-out and related apparel and market certain financial services and direct marketing programs provided by third parties to its members such as a co-branded credit card, credit life insurance, dining clubs and ATMs in its clubs through in-club sales efforts and direct marketing programs.

     The Company has entered into agreements with various entities to test market the provision by third parties of financial services to its members including the sale of credit life insurance, pursuant to which a participant's unpaid credit card debts are paid-off if the participant dies. The programs are typically designed such that the Company shares in either the revenue generated by or net profit resulting from members purchasing the offered services. Test marketing and, ultimately, the provision of services of this type by third parties to the Company's members do not require significant capital expenditures by the Company.

Consequently, the Company expects to explore the sale of other similar or complementary services and expects to make those products that are most successful available to all of its members.

MEMBERSHIP PLANS


     The Company currently offers prospective members a number of membership plans that differ primarily by the inclusion of additional in-club services (such as racquet sports and child care) and access to other fitness centers operated by the Company, either locally or nationally. From time to time, the Company also offers special membership plans which limit access to fitness centers to certain days and non-peak hours. The initial membership fees for access to the Company's fitness center facilities range from approximately $349 to $1,179 depending on the membership plan selected, the diversity of facilities and services available at the club of enrollment, the local competitive environment, as well as the effects of seasonal promotional strategies.



     In addition to the one-time initial membership fee, members pay monthly membership dues in order to maintain their membership privileges. Monthly dues for memberships generally range from $4.00 to $5.50 during the typical financing period for a membership plan and vary based on the type of plan purchased by the member. Some seasonal promotional programs offered by the Company in the past have required no dues payments for up to 36 months if the member pays the initiation fee in full at the time of joining. Renewal dues (those paid after the typical 36 month initial period ends) range from as little as $2.00 to as much as $25.00 per month, with increases as contractually permitted. At March 31, 1997, approximately 90% of the Company's members were being charged dues ranging from $2.00 to $15.00 per month, with the overall average approximately $7.75 per month. The Company has experienced an annual growth rate of dues revenues of 7% from 1992 to 1996. The Company expects the annual increases in dues revenues will continue in the future due to the contractual terms of current membership plans and the Company's belief that it can significantly increase dues for its members who are beyond their initial financing period without any material loss in membership. The Company also offers renewal dues that vary depending on the member's historical usage of the fitness center facilities. The Company's recent experience has shown that members faced with a membership renewal decision for the first time renewed at a rate of approximately 58% and members faced with a membership renewal decision for subsequent periods renewed at a rate of approximately 84%.


     Members selecting finance membership plans can choose from several payment mechanisms and downpayment options. The Company expects to continue its focus on increasing the downpayment it receives on financed membership contracts and on securing payment by EFT. The Company believes that both these strategies result in better quality receivables. Further, the Company intends to modify its collection efforts, based on the information provided by "credit scoring," which management believes will also improve the yield from the receivables portfolio. See "-- Account Servicing".

FINANCING OF INITIAL MEMBERSHIP FEE


     Financed portions of initial membership fees may be prepaid without penalty at any time during the financing term. Generally, financing terms of 36 months are offered. Shorter terms are offered on a promotional basis or as required by applicable state law. Contracts are financed at a fixed annual percentage rate (generally between 16% and 18%, except as otherwise limited by applicable state retail installment laws). Management expects that approximately 80% to 85% of all new membership contracts originated during 1997 will be financed.



     The Company offers two payment methods for financed portions of initial membership fees: coupon books and EFT. EFT plans are the most popular mechanism for payment of the financed portion of initial membership fees. Under an EFT plan, on the same date each month a predetermined amount is either (i) automatically transferred from a member's bank checking or savings account to the Company or (ii) automatically charged to a member's designated credit card. Currently, more than 60% of all financed memberships sold are paid by EFT. The other mechanism for payment financing is the use of a coupon book. This mechanism requires the member to mail a check monthly, accompanied by a payment coupon, to the RSC responsible for administering the membership account. Members have the option of changing their payment method.

     On average, the Company received a downpayment of approximately $75 on contracts that were financed during 1996. This downpayment adequately defrays both the initial account set-up cost as well as any collection costs should the account become immediately delinquent. As a result, the Company is able to attract new members who might otherwise be rejected while covering the incremental cost of new membership processing and collection through the downpayment. The Company does not perform individual credit checks on prospective members. This is due, in part, to the high cost associated with performing credit checks on the large volume of prospective members, but also due to the Company's ability, from past performance, to measure the average value of contracts between coupon book and EFT payers and satisfactorily manage credit risk. Historical analysis performed by the Company indicates that the collection experience of EFT accounts is approximately 50% better than that of coupon book accounts. As of June 30, 1997, approximately 56% of membership contract receivables consisted of EFT-financed memberships compared to 29% at December 31, 1992, when emphasis on payments by EFT was introduced by management.


FITNESS CENTERS

     Most of the Company's fitness centers are located near regional, urban and suburban shopping areas and in downtown areas of major cities and are generally operated under long-term leases. Fitness centers vary in size, available facilities and types of services provided. Fitness centers contain a wide variety of state-of-the-art progressive resistance, cardiovascular and conditioning exercise equipment as well as free weights. A member's use of a fitness center may include planned exercise programs and instruction stressing cardiovascular conditioning, strength development and improved appearance. The Company also has a comprehensive training program for its service personnel on the use of exercise equipment.

     Generally, the Company's fitness centers constructed prior to 1980 are smaller in size and have fewer amenities than the fitness centers constructed in the 1980's which average 35,000 square feet and generally include a colorful workout area, sauna and steam facilities, a lap pool, free-weight rooms, aerobic exercise rooms, an indoor jogging track and, in some cases, racquetball courts. The Company's prototype fitness center focuses on those fitness services that the Company's members most frequently use rather than on a broader range of fitness services that generally receive a lower degree of member use such as pools, racquet courts or other athletic facilities. These "dry" clubs, which tend to be approximately 20,000 to 30,000 square feet, have recently averaged approximately $800,000 to construct, exclusive of real estate and exercise equipment costs and net of any landlord contribution. The Company invests approximately $500,000 for exercise equipment for a typical new fitness center.


     The Company intends to expand and upgrade its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Management plans to make capital expenditures of approximately $10 million to $12 million over the next twelve months to maintain and make minor upgrades to the Company's existing facilities, which include exercise equipment upgrades, HVAC and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $5 million to $10 million of the proceeds from this Offering over the next two years to more extensively refurbish and make major upgrades to approximately 25% of its clubs, which include converting low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitation service areas, adding and upgrading exercise equipment, and refreshing interior and exterior finishes to improve club ambience, among others. For the last several years, the Company has spent $6 million to $15 million annually, as funds were available, to open new or replacement facilities. The Company also intends to spend approximately $15 million to $25 million of the proceeds from this Offering over the next three years to open 15 to 25 new facilities based on its new prototype. These facilities are designed to cost less to construct and maintain than the Company's older facilities. The facilities are expected to range in size from 10,000 to 45,000 square feet and have the capacity to accommodate significantly more members than older clubs of the same size because they will contain only the most widely used amenities. At December 31, 1996, the Company had 35 of the new prototype facilities in operation, of which 30 had been in operation for at least one year. The average 1996 net revenues in excess of operating costs for these 30 facilities was approximately $900,000 compared to the average 1996 results for all of the Company's other fitness facilities of approximately $650,000.

     The Company recently entered into an agreement pursuant to which three fitness centers in Syracuse, New York, including one facility previously owned by the Company, will be operated by a third party under the service mark "Bally Total Fitness". The Company plans to seek additional franchise relationships for facilities located in smaller markets.

SALES AND MARKETING

     The Company devotes substantial resources to the marketing and promotion of its fitness centers and their services because the Company believes strong marketing support is critical to attracting new members both at existing and new fitness centers. In 1996, the Company completed the process of renaming its fitness centers so they all use the servicemark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional servicemarks and trade names.


     The Company's strategy is to cluster numerous fitness centers in major media markets in order to increase the efficiency of its marketing and advertising programs. At June 30, 1997, the Company operated approximately 260 clubs in 26 of the top 30 U.S. media markets.


     The Company expects to spend approximately $45 million for advertising and promotion during 1997 compared to approximately $47 million in 1996, $50 million in 1995 and $48 million in 1994. The Company primarily advertises on television, and, to a lesser extent, newspapers, telephone directories, radio and other promotional activities.


     The Company's sales and marketing programs emphasize the benefits of health, physical fitness and exercise by appealing to the public's desire to look and feel better. The Company's advertisements are augmented by individual sales presentations made by its sales personnel in the fitness centers. Management believes the various memberships and payment plans, in addition to Bally's strong brand identity and the convenience of its multiple locations, provide the Company distinct competitive advantages.


     The Company's marketing efforts also include corporate membership sales and insurance-eligible programs which are designed to reduce workers' compensation costs and improve productivity. In addition to its advertising, personal sales presentations and targeted marketing efforts, the Company is increasingly utilizing in-club marketing programs. Open houses and contests for members and their guests foster member loyalty and introduce fitness centers to prospective members. Referral incentive programs involve current members in the process of new member enrollments.

     Direct mail reminders encourage renewal of existing memberships. The Company has a group of approximately 100 individuals located at the Towson, Maryland RSC dedicated primarily to inbound telemarketing renewal programs to existing members, although telemarketing is not currently used to attract prospective new members.

ACCOUNT SERVICING


     The Company administers and collects amounts owing under its membership contracts according to uniform procedures implemented by its two RSCs. The RSCs enable the Company to conduct centralized data processing of all membership accounts. At June 30, 1997, the RSCs employed approximately 770 people in the account processing and collection areas, including approximately 155 employees dedicated to customer service, approximately 340 employees dedicated to account processing and administration and approximately 275 employees dedicated to account collections. The two RSCs collectively receive, deposit and post more than $550 million of membership transactions annually, including the processing of downpayments and cash sales, and collections of financed receivables and dues. In addition, the RSCs process, on average, 3,000 new membership accounts per day. The RSCs are also responsible for responding to member inquiries and maintaining membership data.


     All collections for past-due accounts are handled internally by the RSCs. The Company systematically collects accounts that are past due by utilizing a series of computer-generated correspondence and telephone contacts. Computer-generated correspondence is sent to a delinquent member at 7 and 20 days after an account becomes past due. Collectors with varying levels of experience are responsible for handling delinquent accounts, depending on the period of delinquency. At 30 and 60 days past due, the accounts are assigned to power dialer assisted collectors initially as a reminder and later as a demand for payment. Accounts that have not been collected for a 90-day period are transferred to a group of the most experienced collectors (unless the first scheduled payment has not been received on such accounts, in which case they are generally written-off and any downpayment received is not refunded). All remaining delinquent accounts are written-off after 180 days without payment. Written-off accounts are reported to credit reporting bureaus and sold to a third-party collection group. The Company intends to modify its collection efforts based on the information provided by "credit scoring", which management believes will improve the yield from the receivables portfolio. For example, the Company would not make costly collection calls to a member with a strong credit history until late in the collection cycle. Likewise, the Company would aggressively pursue collection tactics on a member with poor credit scoring early in the delinquency period and reduce collection efforts if results were not quickly realized. By tailoring its collection approach to reflect a delinquent member's likeliness to pay, the Company believes it can collect more of its receivables at a lower cost. The Company uses a national bureau which charges the Company a nominal fee per credit score. Beginning in March 1997, the Company has credit scored a majority of its financed members.

COMPETITION

     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members and the number and square footage of facilities. The Company is the largest operator, or among the largest operators, of fitness centers in every major market in which it has fitness centers. The Company believes its fitness centers generally offer a high level of amenities to its primary target market for new members, the 18 to 34-year old, middle income segment of the population. Within each market, the Company competes with other fitness centers, physical fitness and recreational facilities established by local governments and hospitals and by businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. However, the Company believes that its operating experience, its ability to allocate advertising and administration costs over all of its fitness centers, its nationwide operations and its account processing and collection infrastructure provide the Company distinct competitive advantages. There can be no assurance that the Company will be able to compete effectively in the future in the markets in which it operates.

     The Company believes that competition has increased in certain markets. The Company believes that this increase reflects the public's enthusiasm for fitness and the decrease in the cost of entering the market due to financing available from landlords and equipment manufacturers. The Company believes that its membership plans are affordable and have the flexibility to be responsive to economic conditions. However, the Company also competes with other entertainment and retail businesses for the discretionary income of its target market.

     When the Company embarks on its new initiatives, particularly the sale of nutritional products and apparel, the Company will be competing against large, established companies with more experience selling such products on a retail basis and, in some instances, with substantially greater financial resources than the Company. There can be no assurance that the Company will be able to compete effectively against such established companies.

PROPERTIES


     The Company operates approximately 320 fitness centers in 27 states and Canada. The Company owns approximately 30 fitness centers and leases either the land or the building or both for the remainder of its fitness centers. Aggregate rent expense (including office and administrative space) was $86.7 million, $85.9 million and $83.3 million for 1996, 1995 and 1994, respectively. Most leases require the Company to pay real estate taxes, insurance, maintenance and, in the case of shopping center and office building locations, common area maintenance fees. A limited number of leases also provide for percentage rental based on receipts. Various leases also provide for rent adjustments based on changes in the Consumer Price Index, most with limits provided to protect the Company. Two fitness centers each accounted for between 1% to 2% of the

Company's net revenues during 1996. The Company believes its properties are adequate for its current membership.

     Leases for fitness centers entered into in the last five years generally provide for an original term of no less than 15 years and, in some cases, for 20 years. Most leases for fitness centers contain at least one five-year option to renew and often two or more such options.

     The Company's executive offices are located in Chicago, Illinois where it is co-tenant at a monthly base rental cost to the Company of $43,700. The lease expires in January 2003. The Company also leases space in Huntington Beach, California and Towson, Maryland for RSC operations.

TRADEMARKS AND TRADE NAMES

     In 1996, the Company completed the process of renaming its fitness centers so they all use the servicemark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional servicemarks or trade names. The name "Bally Total Fitness" is a servicemark of Hilton as successor to Entertainment. In January 1996, the Company and Entertainment entered into a 10-year trademark license agreement to allow the Company to use certain marks, including the "Bally Total Fitness" servicemark, in connection with its fitness center business. The Company paid no royalty or license fee for the first year of the license and now pays a fee of $1.0 million per year. Following the initial ten-year term, the Company has the option to renew the license for an additional five-year period at a rate equal to the greater of the fair market value or $1.0 million per year.


SEASONAL MEMBERSHIP FEE ORIGINATIONS



     Historically, the Company has experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. Certain of the new initiatives the Company plans to undertake may have the effect of further increasing the seasonality of the Company's business.


EMPLOYEES


     At June 30, 1997, the Company had approximately 13,700 employees, including approximately 7,100 part-time employees. Approximately 12,650 employees are involved in club operations, including sales personnel, instructors, supervisory or custodial personnel, approximately 770 are involved in the operation of the RSCs and approximately 280 are administrative support personnel, including accounting, legal, human resources, real estate and other national services.


     The Company is not a party to any collective bargaining agreement with its employees. Although the Company experiences high turnover of non-management personnel, the Company historically has not experienced difficulty in obtaining adequate replacement personnel, except with respect to sales personnel, which the Company believes have become somewhat more difficult to replace due, in part, to increased competition for skilled retail sales personnel.

GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the FTC, and of state and local consumer protection agencies, apply to the Company's advertising, sales and other trade practices.

     Statutes and regulations affecting the fitness industry have been enacted or proposed in all of the states in which the Company conducts business. Typically, these statutes and regulations prescribe certain forms and regulate the terms and provisions of membership contracts, giving the member the right to cancel the contract, in most cases, within three business days after signing, requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility and, in some cases, establishing maximum prices and terms for membership contracts and limitations on the term of contracts. In addition, the Company is subject to numerous other types of federal and state regulations governing the sale, financing and collection of memberships including, among others, the Truth-in-Lending Act and Regulation Z adopted thereunder, as well as state laws governing the collection of debts. These laws and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. The

Company maintains internal review procedures in order to comply with these requirements and it believes that its activities are in substantial compliance with all applicable statutes, rules and decisions.

     Under so-called state "cooling-off" statutes, members of fitness centers have the right to cancel their memberships for a period of three to ten days after the date the contract was entered into (depending on the applicable state law) and are entitled to refunds of any payment made. In addition, the Company's membership contracts provide that a member may cancel his or her membership at any time for qualified medical reasons or if the member relocates a certain distance away from the health club, and a membership may be canceled in the event of a member's death. The specific procedures for cancellation in these circumstances vary according to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to the Company upon cancellation and the Company may offset such amount against any refunds owed.

     The Company is a party to several state and federal consent orders. From time to time, the Company makes minor adjustments in its operating procedures to comply with such consent orders. The consent orders essentially require continued compliance with applicable laws and require that the Company refrain from activities that are not in compliance with applicable laws.

     The provision of rehabilitation services is affected by federal, state and local laws and regulations concerning the development and operation of physical rehabilitation health programs, licensing, certification and reimbursement and other matters, which may vary by jurisdiction and which are subject to periodic revision. The opening of a rehabilitation facility may require approval from state and/or local governments and re-licensure from time to time, both of which may be subject to a number of conditions. In addition, a substantial number of recipients of rehabilitation services have fees paid by governmental programs as well as private third-party payors. Governmental reimbursement programs (including Medicare and Medicaid) generally require facilities and services to meet certain standards promulgated by the federal and/or state government. Additionally, reimbursement levels by governmental and private third-party payors are subject to change which could limit or reduce reimbursement levels and could have a material adverse effect on the demand for rehabilitation services. Further, in a number of states and in certain circumstances pursuant to federal law, the referral of patients to rehabilitation services is subject to limitations imposed by law, the violation of which may, in certain circumstances, constitute a felony. Recently, federal and state governments have focused significant attention on health care reform and cost control. These proposals include cut-backs to Medicare and Medicaid programs. It is uncertain at this time what legislation and health care reform may ultimately be enacted or whether other changes in the administration or interpretation of government health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care programs will not have a material adverse effect on the provision of rehabilitation services by the Company.

LEGAL PROCEEDINGS


     A class action entitled Jackson v. Health & Tennis Corporation of America was filed in the state district court in Bexar County, Texas on May 8, 1995. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code and the Texas Deceptive Trade Practices -- Consumer Protection Act. The relief sought is damages equal to the alleged overpayments and statutory remedies. The Company is currently unable to estimate the amount sought in this action because the potential size of the class and the amount of damages for each member of the putative class are currently unknown. The Company is vigorously defending this action. The outcome of this litigation is not currently determinable and, consequently, the Company cannot predict whether it will have a material adverse effect on the Company's financial condition or results of operations in any future period.


     The Company is involved in various other claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

     The following table sets forth certain information concerning the Company's directors and executive officers.


                 NAME                AGE                POSITIONS WITH COMPANY
     ----------------------------    ---     ---------------------------------------------
     Arthur M. Goldberg              55      Chairman of the Board
     Lee S. Hillman                  41      President, Chief Executive
                                             Officer and Director
     John W. Dwyer                   44      Sr. Vice President, Chief Financial
                                             Officer and Treasurer
     Cary A. Gaan                    51      Sr. Vice President, Secretary and General
                                             Counsel
     Harold Morgan                   40      Sr. Vice President, Human Resources
     David M. Tolmie                 42      Sr. Vice President,
                                             New Business Development
     John H. Wildman                 37      Sr. Vice President, Sales and Marketing
     Julie Adams                     52      Vice President and Controller
     Aubrey C. Lewis                 62      Director
     J. Kenneth Looloian             74      Director
     James F. Mc Anally, M.D.        48      Director
     Liza M. Walsh                   39      Director


     Arthur M. Goldberg has been a director of the Company since 1990, has served as Chairman of the Board of Directors of the Company since September 1995, and was the Company's Chief Executive Officer from September 1995 until October 1996. Mr. Goldberg also serves as Executive Vice President, President -- Gaming Division and a director of Hilton, and he was Chairman of the Board of Directors and Chief Executive Officer of Entertainment between October 1990 and December 1996, and President of Entertainment between January 1993 and December 1996. Mr. Goldberg has been Chairman of the Board of Directors of Bally's Grand, Inc. since August 1992 and has been its Chief Executive Officer since September 1992. In addition, Mr. Goldberg has been Chairman of the Board of Directors, President and Chief Executive Officer of Di Giorgio Corporation and a director of White Rose Foods, Inc. (food distributors) since February 1990. Mr. Goldberg is also a director of First Union Corporation (a financial services company) and Continucare Corporation (a manager of outpatient rehabilitation programs) and Managing Partner of Arveron Investments L.P. (an investment partnership).

     Lee S. Hillman has been director of the Company since September 1992 and was elected President and Chief Executive Officer of the Company in October 1996. Additionally, Mr. Hillman was Treasurer of the Company from April 1991 to October 1996, Executive Vice President of the Company from September 1995 to October 1996, Senior Vice President of the Company from April 1991 to September 1995 and Chief Financial Officer of the Company from April 1991 to May 1994. Mr. Hillman was Vice President, Chief Financial Officer and Treasurer of Entertainment between November 1991 and December 1996 and Executive Vice President of Entertainment between August 1992 and December 1996. Mr. Hillman also served as Vice President-Administration of Bally's Grand, Inc. from August 1993 through February 1997. From October 1989 to April 1991, Mr. Hillman was a partner with the accounting firm of Ernst & Young LLP.

     John W. Dwyer was elected Vice President and Chief Financial Officer of the Company in May 1994, a Senior Vice President of the Company in September 1995 and Treasurer of the Company in October 1996. Mr. Dwyer was Corporate Controller of Entertainment between June 1992 and December 1996 and a Vice President of Entertainment between December 1992 and December 1996. From October 1986 to June 1992, Mr. Dwyer was a partner with the accounting firm of Ernst & Young LLP.

     Cary A. Gaan was elected Senior Vice President and General Counsel of the Company in January 1991 and Secretary of the Company in April 1996. Mr. Gaan served as a Vice President of the Company from 1987 to 1991.

     Harold Morgan has been employed by the Company since August 1991 and he was elected a Vice President of the Company in January 1992 and Senior Vice President, Human Resources of the Company in September 1995. Mr. Morgan was Vice President, Human Resources of Entertainment between December 1992 and December 1996. From 1985 until August 1991, Mr. Morgan was Director of Employee and Labor Relations of the Hyatt Corporation.

     David M. Tolmie was elected Vice President of Planning and Development of the Company in January 1995, Senior Vice President, Operations of the Company in September 1995 and Senior Vice President, New Business Development of the Company in October 1996. Mr. Tolmie rejoined the Company after having served as President of Foundation Properties, Inc. (a real estate development, property management and sales company) from 1990 to 1994. Between 1985 and 1990, Mr. Tolmie worked for a subsidiary of the Company.

     John H. Wildman was elected Senior Vice President, Sales and Marketing of the Company in November 1996 and Vice President, Sales and Marketing of the Company in September 1995. For approximately four years prior thereto, Mr. Wildman was a Senior Area Director of the Company.

     Julie Adams was elected Vice President and Controller of the Company in January 1994 and was Controller of the Company from December 1992 to January 1994. Ms. Adams was Director of Financial Reporting of the Company from August 1985 to December 1992.

     Aubrey C. Lewis was elected a director of the Company in December 1995. Mr. Lewis has been a Vice President of Woolworth Corporation (a global retailer) since 1967. Mr. Lewis also serves on the Boards of Directors of the United States Naval Academy Foundation, the University of Notre Dame, the Port Authority of New York and New Jersey, the New Jersey State Chamber of Commerce and the Y.M.C.A. of Chinatown in New York City.

     J. Kenneth Looloian was elected a director of the Company in December 1995. Mr. Looloian is an Executive Vice President of Di Giorgio Corporation, a former partner in Arveron Investments L.P. and a former Executive Vice President of International Controls Corporation. Mr. Looloian is also a director of Bally's Grand, Inc.

     James F. Mc Anally, M.D. was elected a director of the Company in December 1995. Dr. Mc Anally is a private practitioner who specializes in hypertension and kidney disease. He has been in private practice since 1980. Dr. Mc Anally has been the Medical Director of Nephrology Services at Elizabeth General Medical Center in Elizabeth, New Jersey since 1984. Dr. Mc Anally has also been Chief of Nephrology at St. Elizabeth's Hospital in Elizabeth, New Jersey since 1981.

     Liza M. Walsh was elected a director of the Company in December 1995. Ms. Walsh has been an attorney at the law firm of Connell, Foley & Geiser since 1986 and has been a member of the firm since 1992. Ms. Walsh has also served as an Arbitrator for the United States District Court for the District of New Jersey since 1990.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Ladenburg Thalmann & Co. Inc. ("Ladenburg Thalmann") and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective numbers of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriter may be increased or the Purchase Agreement may be terminated.


                                                                               NUMBER
                                UNDERWRITER                                   OF SHARES
     ------------------------------------------------------------------  -------------------
     Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated..........................................
     Ladenburg Thalmann & Co. Inc......................................
     Jefferies & Company, Inc..........................................
                                                                              ---------
                 Total.................................................       6,000,000
                                                                              =========

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the Offering contemplated hereby, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 900,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table is of the 6,000,000 shares of Common Stock initially offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 6,000,000 shares are being offered.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock.

Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell a greater number of shares of Common Stock than is set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing shares of Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this Offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq Nation Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed (or such related security).

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.


     The Company and each of the executive officers and directors of the Company have agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 120 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options or warrants, or grant options to purchase shares of Common Stock pursuant to the Company's stock option plans.



     Pursuant to the Loan, LTCC, an affiliate of Ladenburg Thalmann, loaned the Company $7.5 million due upon the earlier of the closing of this Offering or October 8, 1997. The Loan bears interest at 13% and is an unsecured obligation of the Company. LTCC received a commitment fee of $75,000 and warrants to purchase 250,000 shares of Common Stock in connection therewith. The warrants, which are not transferable by LTCC prior to July 11, 1998, have an exercise price equal to the lesser of $10 per share or 120% of the per share price of the Common Stock offered hereby, are exercisable for five years and have certain registration rights.


                                 LEGAL MATTERS


     The validity, authorization and issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Benesch, Friedlander, Coplan & Aronoff LLP of Cleveland, Ohio. George N. Aronoff, a partner in Benesch, Friedlander, Coplan & Aronoff LLP, owns 23,859 shares of Common Stock.

Certain legal matters will be passed on for the Underwriters by Morgan, Lewis & Bockius LLP of New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement (as hereinafter defined) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements, and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site at http://www.sec.gov that contains reports, registration statements, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended, in respect of the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:


        (1) the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996 (file no. 0-27478) (the "Annual Report");



        (2) the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1997 (file no. 0-27478); and


        (3) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A/A filed with the Commission on January 3, 1996 (file no. 0-27478).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and a part hereof from the respective date of filing each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above that have been incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to the Secretary, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone
(773) 380-3000.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                  PAGE
                                                                             ---------------
Report of independent auditors...............................................        F-2
Consolidated balance sheet at December 31, 1996 and 1995.....................        F-3
Consolidated statement of operations for the years ended December 31, 1996,
  1995 and 1994..............................................................        F-4
Consolidated statement of stockholders' equity for the years ended December
  31, 1996, 1995 and 1994....................................................        F-5
Consolidated statement of cash flows for the years ended December 31, 1996,
  1995 and 1994..............................................................        F-6
Notes to consolidated financial statements for the years ended December 31,
  1996, 1995 and 1994........................................................        F-8
Supplementary data:
  Quarterly consolidated financial information (unaudited)...................       F-22
Condensed consolidated balance sheet at March 31, 1997 (unaudited)...........       F-23
Consolidated statement of operations for the three months ended March 31,
  1997 and 1996 (unaudited)..................................................       F-24
Consolidated statement of stockholders' equity for the three months ended
  March 31, 1997 (unaudited).................................................       F-25
Consolidated statement of cash flows for the three months ended March 31,
  1997 and 1996 (unaudited)..................................................       F-26
Notes to condensed consolidated financial statements for the three months
  ended March 31, 1997 and 1996 (unaudited)..................................       F-28

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Bally Total Fitness Holding Corporation

     We have audited the accompanying consolidated balance sheet of Bally Total Fitness Holding Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Total Fitness Holding Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


     The consolidated financial statements referred to above have been restated as discussed in the "Summary of significant accounting policies -- Restatement and Membership revenue recognition" notes to the consolidated financial statements.


                                                     ERNST & YOUNG LLP

Chicago, Illinois


February 25, 1997, except for the
  "Summary of significant accounting
  policies -- Restatement, Membership
  revenue recognition and Impact of
  recently issued accounting
  standards" and "Income Taxes" notes,
  as to which the date is July 14,
  1997

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                           CONSOLIDATED BALANCE SHEET

                       (In thousands, except share data)

                                 (As restated)



                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
ASSETS
Current assets:
  Cash and equivalents...............................................    $ 16,534     $ 21,263
  Installment contracts receivable, net..............................     153,235      155,504
  Deferred income taxes..............................................                    6,953
  Other current assets...............................................      24,075       20,216
                                                                         --------     --------
     Total current assets............................................     193,844      203,936
Long-term installment contracts receivable, net......................     146,972      147,856
Property and equipment, at cost:
  Land...............................................................      22,550       22,550
  Buildings..........................................................     108,361      106,945
  Leasehold improvements.............................................     400,340      393,418
  Equipment and furnishings..........................................      99,073      119,253
                                                                         --------     --------
                                                                          630,324      642,166
  Accumulated depreciation and amortization..........................     304,865      293,698
                                                                         --------     --------
     Net property and equipment......................................     325,459      348,468
Intangible assets, less accumulated amortization of $49,619 and
  $45,117............................................................     105,725      110,227
Deferred income taxes................................................      13,656
Deferred membership origination costs................................      82,140       86,253
Other assets.........................................................      25,506       39,771
                                                                         --------     --------
                                                                         $893,302     $936,511
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................    $ 41,565     $ 43,740
  Income taxes payable...............................................       2,258        2,241
  Deferred income taxes..............................................      15,145
  Accrued liabilities................................................      55,063       64,977
  Current maturities of long-term debt...............................       8,401        1,481
  Deferred revenues..................................................     265,465      285,153
                                                                         --------     --------
     Total current liabilities.......................................     387,897      397,592
Long-term debt, less current maturities..............................     376,397      368,032
Tax obligation to Bally Entertainment Corporation....................                   15,200
Deferred income taxes................................................                    8,442
Other liabilities....................................................       6,824        7,596
Deferred revenues....................................................      98,032      107,960
Stockholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares authorized; none issued --
     Series A Junior Participating; 300,000 shares authorized; none issued.........................................................
  Common stock, $.01 par value; 60,200,000 shares authorized;
     12,495,161 and 11,845,161 shares issued and outstanding.........         125          118
  Contributed capital................................................     303,811      290,062
  Accumulated deficit................................................    (277,733)    (258,491)
  Unearned compensation (restricted stock)...........................      (2,051)
                                                                         --------     --------
     Total stockholders' equity......................................      24,152       31,689
                                                                         --------     --------
                                                                         $893,302     $936,511
                                                                         ========     ========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                       (In thousands, except share data)

                                 (As restated)



                                                                   YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
Net revenues:
  Membership revenues --
     Initial membership fees on paid-in-full memberships
       originated..........................................  $   85,624   $   95,695   $  102,961
     Initial membership fees on financed memberships
       originated..........................................     290,378      309,974      322,752
     Dues collected........................................     182,909      177,783      173,549
     Change in deferred revenues...........................      29,791       16,813       26,975
                                                             ----------   ----------   ----------
                                                                588,702      600,265      626,237
  Finance charges earned...................................      36,405       36,889       34,877
  Fees and other...........................................      15,080       16,399       20,929
                                                             ----------   ----------   ----------
                                                                640,187      653,553      682,043
Operating costs and expenses:
  Fitness center operations................................     366,466      396,564      407,119
  Member processing and collection centers.................      42,257       50,255       52,080
  Advertising..............................................      47,428       50,037       47,578
  General and administrative...............................      23,586       21,603       21,925
  Provision for doubtful receivables.......................      80,350       72,145      103,930
  Depreciation and amortization............................      55,940       57,359       58,856
  Change in deferred membership origination costs..........       4,113          428        6,692
                                                             ----------   ----------   ----------
                                                                620,140      648,391      698,180
                                                             ----------   ----------   ----------
Operating income (loss)....................................      20,047        5,162      (16,137)
Interest expense...........................................      47,644       43,750       38,556
                                                             ----------   ----------   ----------
Loss before income taxes and extraordinary item............     (27,597)     (38,588)     (54,693)
Income tax benefit.........................................      (2,700)      (7,188)     (15,213)
                                                             ----------   ----------   ----------
Loss before extraordinary item.............................     (24,897)     (31,400)     (39,480)
Extraordinary gain on extinguishment of debt...............       5,655
                                                             ----------   ----------   ----------
Net loss...................................................  $  (19,242)  $  (31,400)  $  (39,480)
                                                             ==========   ==========   ==========
Pro forma net loss reflecting income taxes
  on a separate return basis...............................               $  (38,469)  $  (54,640)
                                                                          ==========   ==========
Per common share (pro forma for 1995 and 1994):
  Loss before extraordinary item...........................  $    (2.04)  $    (3.25)  $    (4.61)
  Extraordinary gain on extinguishment of debt.............         .46
                                                             ----------   ----------   ----------
  Net loss.................................................  $    (1.58)  $    (3.25)  $    (4.61)
                                                             ==========   ==========   ==========
Average common shares outstanding (pro forma for
  1995 and 1994)...........................................  12,174,601   11,845,161   11,845,161
                                                             ==========   ==========   ==========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (In thousands, except share data)

                                 (As restated)



                                     COMMON STOCK                        RETAINED        UNEARNED
                                  -------------------                    EARNINGS      COMPENSATION        TOTAL
                                    NUMBER       PAR     CONTRIBUTED    (ACCUMULATED   (RESTRICTED     STOCKHOLDERS'
                                  OF SHARES     VALUE      CAPITAL       DEFICIT)         STOCK)          EQUITY
                                  ----------    -----    -----------    -----------    ------------    -------------
Balance at December 31, 1993, as
  originally reported............ 19,000,000    $190      $ 238,007      $  23,118       $               $ 261,315
Cumulative effect of change in
  accounting for membership
  revenue........................                                         (210,729)                       (210,729)
                                  ----------    ----      ---------      ---------       --------        ---------
Balance at December 31, 1993, as
  restated....................... 19,000,000     190        238,007       (187,611)                         50,586
Net loss.........................                                          (39,480)                        (39,480)
Settlement of pre-acquisition
  contingency....................                            (7,669)                                        (7,669)
Forgiveness of income tax
  obligation by Bally
  Entertainment Corporation......                            31,400                                         31,400
                                  ----------    ----      ---------      ---------       --------        ---------
Balance at December 31, 1994..... 19,000,000     190        261,738       (227,091)                         34,837
Net loss.........................                                          (31,400)                        (31,400)
Effects of spin-off from Bally
  Entertainment Corporation:
    Forgiveness of income tax
      obligation by Bally
      Entertainment
      Corporation................                            44,507                                         44,507
    Increase in income tax
      valuation allowance due to
      adjustments to the income
      tax basis of certain
      assets.....................                           (20,147)                                       (20,147)
    Excess of sales price over
      historical basis of assets
      sold to Bally Entertainment
      Corporation................                             3,892                                          3,892
    Reduction in number of shares
      issued and outstanding..... (7,154,839)    (72)            72                                             --
                                  ----------    ----      ---------      ---------       --------        ---------
Balance at December 31, 1995..... 11,845,161     118        290,062       (258,491)                         31,689
Net loss.........................                                          (19,242)                        (19,242)
Common stock issued under long-
  term incentive plan............    650,000       7          4,389                        (4,396)              --
Capital contributions by Bally
  Entertainment Corporation......                             9,360                                          9,360
Amortization of unearned
  compensation...................                                                           2,345            2,345
                                  ----------    ----      ---------      ---------       --------        ---------
Balance at December 31, 1996..... 12,495,161    $125      $ 303,811      $(277,733)      $ (2,051)       $  24,152
                                  ==========    ====      =========      =========       ========        =========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In thousands)

                                 (As restated)



                                                                 YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1996         1995         1994
                                                            ---------    ---------    ---------
OPERATING:
  Loss before extraordinary item..........................  $ (24,897)   $ (31,400)   $ (39,480)
  Adjustments to reconcile to cash provided (used)--
     Depreciation and amortization, including amortization
       included in interest expense.......................     59,124       60,701       60,760
     Provision for doubtful receivables...................     80,350       72,145      103,930
     Change in operating assets and liabilities...........   (119,764)    (112,922)     (94,150)
     Other, net...........................................       (114)       1,622        1,774
                                                            ---------    ---------    ---------
          Cash provided by (used in) operating
            activities....................................     (5,301)      (9,854)      32,834

INVESTING:
  Purchases and construction of property and equipment....    (20,612)     (22,469)     (21,357)
  Reserve fund deposit refunded (paid) pursuant to
     securitization facility..............................     10,000      (20,000)
  Other, net..............................................        833          353          (19)
                                                            ---------    ---------    ---------
          Cash used in investing activities...............     (9,779)     (42,116)     (21,376)

FINANCING:
  Debt transactions --
     Proceeds from securitization facility................    160,000      150,000
     Proceeds from other long-term borrowings.............      2,318
     Repayment of securitization facility.................   (153,613)
     Net repayments under revolving credit agreement......                 (77,000)      (3,910)
     Repayments of other long-term debt...................     (2,299)      (5,917)      (5,149)
     Debt issuance costs..................................     (2,815)      (6,654)        (575)
                                                            ---------    ---------    ---------
          Cash provided by (used in) debt transactions....      3,591       60,429       (9,634)
  Equity transaction --
     Capital contribution by Bally Entertainment
       Corporation........................................      6,760
                                                            ---------    ---------    ---------
          Cash provided by (used in) financing
            activities....................................     10,351       60,429       (9,634)
                                                            ---------    ---------    ---------
Increase (decrease) in cash and equivalents...............     (4,729)       8,459        1,824
Cash and equivalents, beginning of year...................     21,263       12,804       10,980
                                                            ---------    ---------    ---------
Cash and equivalents, end of year.........................  $  16,534    $  21,263    $  12,804
                                                            =========    =========    =========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                                 (In thousands)

                                 (As restated)



                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           ---------     ---------     --------
SUPPLEMENTAL CASH FLOWS INFORMATION:

Changes in operating assets and liabilities, net of
  effects from acquisitions or sales, were as follows --
     Increase in installment contracts receivable........  $ (75,491)    $ (91,422)    $(65,890)
     (Increase) decrease in other current and other
       assets............................................     (4,063)        1,589       (3,081)
     Decrease in deferred membership origination costs...      4,113           428        6,692
     Decrease in accounts payable........................       (475)         (498)         (85)
     Increase (decrease) in income taxes payable.........     (2,866)         (503)      (6,257)
     Increase (decrease) in accrued and other
       liabilities.......................................    (11,191)       (5,703)       1,446
     Decrease in deferred revenues.......................    (29,791)      (16,813)     (26,975)
                                                           ----------    ----------    ---------
                                                           $(119,764)    $(112,922)    $(94,150)
                                                           ==========    ==========    =========

Cash payments for interest and income taxes were as
  follows--
     Interest paid.......................................  $  44,604     $  42,221     $ 36,499
     Interest capitalized................................       (236)         (278)        (253)
     Income taxes paid (refunded), net...................        166        (6,685)      (8,956)

Investing and financing activities exclude the following
  non-cash activities--
     Forgiveness of income tax obligations by Bally
       Entertainment Corporation/Hilton Hotels
       Corporation.......................................  $  15,200     $  44,507     $ 31,400
     Acquisition of property and equipment through
       capital leases....................................      5,266         2,445
     Common stock issued under long-term incentive
       plan..............................................      4,396
     Capital contribution by Bally Entertainment
       Corporation.......................................      2,600
     Increase in income tax valuation allowance due to
       adjustments to the income tax basis of certain
       assets upon spin-off from Bally Entertainment
       Corporation.......................................                   20,147
     Excess of sales price over historical basis of
       assets sold to Bally Entertainment Corporation....                    3,892
     Reduction of intangible assets resulting from
       settlement of pre-acquisition contingency.........                                10,331


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (All dollar amounts in thousands, except share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

     The accompanying consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries which it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with approximately 320 facilities concentrated in 27 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan markets in the United States. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries.

     The Company was a wholly owned subsidiary of Bally Entertainment Corporation ("Entertainment") until the consummation of Entertainment's spin-off of the Company. On November 6, 1995, the Board of Directors of Entertainment declared a distribution in the form of a dividend (the "Spin-off") to holders of record of its common stock as of the close of business on November 15, 1995 (the "Record Date") on the basis of one share of common stock, par value $.01 per share (the "Common Stock") of the Company, along with an associated stock purchase right (a "Right") issued pursuant to a stockholder rights plan (the "Stockholders Rights Plan"), for every four shares of Entertainment common stock held on the Record Date. On January 9, 1996 (the "Distribution Date"), 11,845,161 shares of Common Stock were distributed. For financial accounting purposes, the Company has reflected the effect of the Spin-off as of December 31, 1995.


     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates.



Restatement



     The Staff of the Securities and Exchange Commission (the "SEC Staff") has advised the Company, in connection with this Prospectus, it will now require all registrants operating fitness centers with membership plans that include initial membership fees to follow a "deferral method" of accounting with respect to the recognition of such initial membership fees. The Company's fitness centers primarily offer a dues membership, which permits members, upon paying initial membership fees, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Since 1985, the Company has recognized the initial membership fee portion of the membership as revenue at the time the membership was sold (when contractually enforceable) and deferred the dues portion of such membership (when the dues were waived or prepaid) under a method that approximated the "selling and service" method. In connection with this Prospectus, the SEC Staff informed the Company it no longer agreed with this methodology and the Company should change its method of recognizing initial membership fees to a "deferral method", which recognizes the initial membership fee over the weighted average expected life of the memberships sold. Following a series of extensive discussions with the SEC Staff, the Company has agreed to restate its consolidated financial statements for all years presented to this new method. See "-- Membership revenue recognition". Accordingly, the accompanying consolidated financial statements have been restated from those originally reported to reflect the resolution of these discussions between the Company and the SEC Staff regarding revenue recognition methods. The deferral of historical revenues resulting from the change in the method of recognizing membership revenue had no impact on the Company's liquidity or cash flows; and

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)


summarized financial information illustrating the effect of the restatement on the Company's consolidated financial statements is as follows:



                                         1996                    1995                    1994
                                 ---------------------   ---------------------   ---------------------
                                     AS                      AS                      AS
                                 ORIGINALLY      AS      ORIGINALLY      AS      ORIGINALLY      AS
                                  REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                                 ----------   --------   ----------   --------   ----------   --------
    Financial position --
      Deferred membership
         origination costs.....   $      --   $ 82,140    $      --   $ 86,253
      Current deferred
         revenues..............      55,927    265,465       61,881    285,153
      Long-term deferred
         revenues..............      26,440     98,032       29,686    107,960
      Stockholders' equity.....     216,507     24,152      240,347     31,689
    Results of operations --
      Net revenues.............   $ 625,640   $640,187    $ 661,740   $653,553    $ 661,505   $682,043
      Operating income
         (loss)................       3,744     20,047        7,591      5,162      (37,248)   (16,137)
      Loss before extraordinary
         item..................     (41,200)   (24,897)     (25,160)   (31,400)     (50,791)   (39,480)
      Net loss.................     (35,545)   (19,242)     (25,160)   (31,400)     (50,791)   (39,480)
      Net loss per common share
         (pro forma for 1995
         and 1994).............       (2.92)     (1.58)       (3.08)     (3.25)       (6.44)     (4.61)


Cash equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of those instruments.

Property and equipment

     Depreciation of buildings, equipment and furnishings is provided on the straight-line method over the estimated economic lives of the related assets and amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated economic lives of the improvements or the lease periods. Depreciation and amortization of property and equipment was $48,444, $51,999 and $53,476 for 1996, 1995 and 1994, respectively.

Deferred finance costs

     Deferred finance costs are amortized over the terms of the related debt using the bonds outstanding method. Included in "Other assets" at December 31, 1996 and 1995 were deferred finance costs of $8,252 and $10,971, respectively, net of accumulated amortization of $4,430 and $4,034, respectively.

Intangible assets

     Intangible assets consist principally of cost in excess of net assets of acquired businesses (goodwill), which is being amortized on the straight-line method over periods ranging up to forty years from dates of acquisition, and amounts assigned to acquired operating lease rights, which are being amortized on the straight-line method over the remaining lease periods.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

     The Company evaluates annually whether the remaining estimated useful life of goodwill may warrant revision or the remaining balance of goodwill may not be recoverable, generally considering expectations of future profitability and cash flows (undiscounted and without interest charges) on a consolidated basis. If the sum of the Company's expected future cash flows was less than the carrying value of the Company's long-lived assets and identifiable intangibles, an impairment loss would be recognized equal to the amount by which the carrying value of the Company's long-lived assets and identifiable intangibles exceeded their fair value. Based on present operations and strategic plans, the Company believes that no impairment of goodwill exists at December 31, 1996. However, if future operations do not perform as expected, or if the Company's strategic plans for its business were to change, a reduction in the carrying value of these assets may be required.

Membership revenue recognition


     The Company's fitness centers primarily offer a dues membership, which permits members, upon paying initial membership fees, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Initial membership fees may be paid-in-full when members join or may be financed via installment contracts over periods ranging up to 36 months. Revenues from initial membership fees are deferred and recognized straight-line over the weighted average expected life of the memberships, which for paid-in-full memberships and financed memberships sold after December 31, 1993 has been calculated to be 36 months and 22 months, respectively (previously 34 months and 20 months, respectively). Costs directly related to the origination of memberships (substantially all of which are sales commissions paid, which are included in "Fitness center operations") are also deferred and are amortized using the same methodology as for initial membership fees described above. Dues revenue is recorded as monthly services are provided. Accordingly, when dues are prepaid, the prepaid portion is deferred and recognized over the applicable term. Installment contracts bear interest at, or are adjusted for financial accounting purposes at the time the contracts are sold to, rates for comparable consumer financing contracts. Unearned finance charges are amortized over the term of the contracts on the sum-of-the-months-digits method, which approximates the interest method.



     Components of deferred revenues as of December 31, 1996 and 1995 are as follows:



                                              1996                              1995
                                 -------------------------------   -------------------------------
                                 CURRENT    LONG-TERM    TOTAL     CURRENT    LONG-TERM    TOTAL
                                 --------   ---------   --------   --------   ---------   --------
    Paid-in-full initial
      membership fees
      deferred.................  $ 75,614    $55,278    $130,892   $ 81,563   $  58,400   $139,963
    Financed initial membership
      fees deferred............   148,251     31,981     180,232    162,918      35,967    198,885
    Prepaid dues...............    41,600     10,773      52,373     40,672      13,593     54,265
                                 --------   --------    --------   --------    --------   --------
                                 $265,465    $98,032    $363,497   $285,153   $ 107,960   $393,113
                                 ========   ========    ========   ========    ========   ========

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)


     Components of the change in deferred revenues for the years ended December 31, 1996, 1995 and 1994 are as follows:



                                                            1996        1995        1994
                                                          ---------   ---------   ---------
    Paid-in-full initial memberships fees --
      Originating.......................................  $ (85,624)  $ (95,695)  $(102,961)
      Recognized........................................     94,870     116,608     138,654
                                                          ---------   ---------   ---------
         Decrease in deferral...........................      9,246      20,913      35,693
    Financed initial membership fees --
      Originating.......................................   (290,378)   (309,974)   (322,752)
      Less provision for doubtful receivables...........     80,350      72,145     103,930
                                                          ---------   ---------   ---------
      Originating, net..................................   (210,028)   (237,829)   (218,822)
      Recognized........................................    228,681     220,885     215,270
                                                          ---------   ---------   ---------
         Decrease (increase) in deferral................     18,653     (16,944)     (3,552)
    Decrease (increase) in prepaid dues.................      1,892      12,844      (5,166)
                                                          ---------   ---------   ---------
    Change in deferred revenues.........................  $  29,791   $  16,813   $  26,975
                                                          =========   =========   =========



     Components of the change in deferred membership origination costs for the years ended December 31, 1996, 1995 and 1994 are as follows:



                                                            1996        1995        1994
                                                          ---------   ---------   ---------
    Incurred (substantially all of which are sales
      commissions paid, which are included in "Fitness
      center operations")...............................  $ (77,257)  $ (82,720)  $ (85,704)
    Amortized...........................................     81,370      83,148      92,396
                                                          ---------   ---------   ---------
    Change in deferred membership origination costs.....  $   4,113   $     428   $   6,692
                                                          =========   =========   =========


Income taxes

     For tax periods after January 9, 1996, the Company is required to file its own separate consolidated federal income tax return. For tax periods prior to and including January 9, 1996, taxable income or loss of the Company was included in the consolidated federal income tax return of Entertainment. Pursuant to a tax sharing agreement with Entertainment, income taxes were allocated to the Company based on amounts the Company would pay or receive if it filed a separate consolidated federal income tax return, except that the Company received from Entertainment an amount equal to the tax benefit of the Company's net operating losses and tax credits, if any, that could be utilized in Entertainment's consolidated federal income tax return, whether or not such losses or credits could be utilized by the Company on a separate return basis. As a result of the Spin-off, the Company and Entertainment entered into the Tax Allocation and Indemnity Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal income taxes for tax periods through January 9, 1996. In connection therewith, Entertainment assumed substantially all responsibility for any federal income tax adjustments related to the Company for tax periods through January 9, 1996. The Tax Allocation and Indemnity Agreement was amended in 1996 to include a portion of the Company's losses in Entertainment's consolidated federal income tax return. As a result, capital contributions totalling $9,360 were received by the Company ($6,760 in cash and $2,600 as an offset to certain indebtedness) representing a portion of the benefit that Entertainment receives from the utilization of the Company's loss carrybacks.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

Loss per common share


     Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year, which totalled 12,174,601 shares for 1996. Certain restricted stock was issued subject to forfeiture unless certain conditions are met. These contingent shares are considered common stock equivalents and are excluded from the loss per share computation until the conditions are met because their effect would be anti-dilutive.


Impact of recently issued accounting standards


     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides new accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets, secured borrowing and collateral transactions, and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 addresses whether a transfer of financial assets constitutes a sale and, if so, the determination of any resulting gain or loss. SFAS No. 125 is based on a "financial-components approach" that focuses on control. Under this approach, following a transfer of financial assets (including portions of financial assets), an entity recognizes the assets it controls and liabilities it has incurred, and derecognizes financial assets for which control has been surrendered and financial liabilities that have been extinguished. The Company has determined that SFAS No. 125 does not have any impact on the accounting for its securitization facility.



EXTRAORDINARY ITEM


     The extraordinary gain on extinguishment of debt for 1996 consists of (i) a gain of $9,880 ($.81 per share), net of income taxes of $5,320, resulting from a $15,200 tax obligation to Entertainment which was forgiven as part of the December 1996 merger (the "Merger") of Entertainment with and into Hilton Hotels Corporation ("Hilton") and (ii) a charge of $4,225 ($.35 per share), net of income taxes of $2,270, resulting from the refinancing of the Company's securitization facility.

INSTALLMENT CONTRACTS RECEIVABLE

                                                                        1996       1995
                                                                      --------   --------
     Current:
       Installment contracts receivable.............................  $226,173   $244,522
       Less --
          Unearned finance charges..................................    24,467     27,128
          Allowance for doubtful receivables and cancellations......    48,471     61,890
                                                                      --------   --------
                                                                      $153,235   $155,504
                                                                      ========   ========
     Long-term:
       Installment contracts receivable.............................  $195,978   $211,549
       Less --
          Unearned finance charges..................................    11,382     13,055
          Allowance for doubtful receivables and cancellations......    37,624     50,638
                                                                      --------   --------
                                                                      $146,972   $147,856
                                                                      ========   ========

     The carrying amount of installment contracts receivable at December 31, 1996 and 1995 approximates fair value based on discounted cash flow analyses, using interest rates in effect at the end of each year comparable to similar consumer financing contracts.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

ACCRUED LIABILITIES


                                                                        1996       1995
                                                                      --------   --------
     Payroll and benefit-related liabilities........................  $ 16,384   $ 18,263
     Interest.......................................................    11,938     12,041
     Taxes other than income taxes..................................     3,853      7,389
     Other..........................................................    22,888     27,284
                                                                      --------   --------
                                                                      $ 55,063   $ 64,977
                                                                      ========   ========


LONG-TERM DEBT

                                                                        1996       1995
                                                                      --------   --------
     Nonsubordinated:
       Securitization facility......................................  $160,000   $150,000
       Revolving credit agreement...................................        --         --
       Capital lease obligations....................................     6,686      2,176
       Other secured and unsecured obligations......................    18,112     17,337
     Subordinated:
       13% Senior Subordinated Notes due 2003.......................   200,000    200,000
                                                                      --------   --------
     Total long-term debt...........................................   384,798    369,513
     Current maturities of long-term debt...........................    (8,401)    (1,481)
                                                                      --------   --------
     Long-term debt, less current maturities........................  $376,397   $368,032
                                                                      ========   ========

     In December 1996, the Company refinanced its $150,000 securitization facility by completing a private placement of asset-backed securities (the "Securitization") pursuant to which $145,500 of 8.43% Accounts Receivable Trust Certificates and $14,500 of Floating Rate Accounts Receivable Trust Certificates (the "Floating Certificates") were issued as undivided interests in the H&T Master Trust (the "Trust"). The Floating Certificates bear interest (8.175% at December 31, 1996) at 2.57% above the London Interbank Offer Rate ("LIBOR"), with the interest rate on the Floating Certificates capped at 9.43% pursuant to an interest rate cap agreement. The Trust was created for the issuance of asset-backed securities and was formed pursuant to a pooling and servicing agreement. The Trust includes a portfolio of substantially all of the Company's installment contracts receivable from membership sales and the proceeds thereof. The amount by which installment contracts receivable in the Trust exceed the $160,000 principal amount of certificates issued by the Trust is generally retained by the Company. The Company services the installment contracts receivable held by the Trust and earns a servicing fee which approximates the servicing costs incurred by the Company. Through July 1999, the principal amount of the certificates remains fixed and collections of installment contracts receivable flow through to the Company in exchange for the securitization of additional installment contracts receivable, except that collections are first used to fund interest requirements. The amortization period commences in August 1999, after which collections of installment contracts receivable will be used first to fund interest requirements and then to repay principal on the certificates. The amortization period ends upon the earlier to occur of the certificates being repaid in full or August 2002.

     The Company's revolving credit agreement was amended in February 1997 to provide for a $20,000 line of credit, which is reduced by the amount of any outstanding letters of credit in excess of $10,000 (which excess may not exceed $10,000). The maximum amount available under this revolving credit agreement, including letters of credit, is $30,000. The rate of interest on borrowings is at the Company's option, based upon either the agent bank's prime rate plus 2% or a Eurodollar rate plus 3%. A fee of 2.25% on outstanding letters of credit is payable quarterly. A commitment fee of 1/2 of 1% is payable quarterly on the unused portion of the credit facility. At December 31, 1996, the entire line of credit was unused and outstanding letters of

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

credit totalled $12,687. The revolving credit agreement is secured by substantially all real and personal property (excluding installment contracts receivable) of the Company.

     The Company leases certain fitness equipment under capital leases expiring in periods ranging from three to five years. Included in "Property and equipment" at December 31, 1996 and 1995 were assets recorded under capital leases of $11,981 and $6,018, respectively, net of accumulated amortization of $3,318 and $1,611, respectively.

     The 13% Senior Subordinated Notes due 2003 (the "13% Notes") are not subject to any sinking fund requirement, but may be redeemed beginning in January 1998, in whole or in part, with premiums ranging from 6.5% in 1998 to zero in 2000 and thereafter. The payment of the 13% Notes is subordinated to the prior payment in full of all senior indebtedness of the Company, as defined (approximately $198,000 at December 31, 1996).

     The Company is restricted from paying cash dividends by the terms of its 13% Notes and its revolving credit agreement. The covenants also limit the amounts available for capital expenditures, restrict additional borrowings, and require maintenance of certain financial ratios.

     Maturities of long-term debt and future minimum payments under capital leases together with the present value of future minimum rentals as of December 31, 1996 are as follows:

                                                           LONG-TERM     CAPITAL
                                                             DEBT        LEASES       TOTAL
                                                           ---------     -------     --------
     1997................................................  $   6,725     $ 2,398     $  9,123
     1998................................................      6,711       2,420        9,131
     1999................................................     66,187       1,956       68,143
     2000................................................     95,414       1,341       96,755
     2001................................................        743         267        1,010
     Thereafter..........................................    202,332                  202,332
                                                            --------      ------     --------
                                                             378,112       8,382      386,494
     Less amount representing interest...................                  1,696        1,696
                                                            --------      ------     --------
                                                           $ 378,112     $ 6,686     $384,798
                                                            ========      ======     ========

     The fair value of the Company's long-term debt at December 31, 1996 and 1995 approximates its carrying amount, except for the 13% Notes which had a fair market value (based on quoted market prices) of $190,875 and $161,500 at December 31, 1996 and 1995, respectively. The fair values are not necessarily indicative of the amounts the Company could acquire the debt for in a purchase or redemption.

INCOME TAXES


     The income tax provision (benefit) applicable to loss before income taxes and extraordinary item consists of the following:



                                                            1996        1995         1994
                                                           -------     -------     --------
     Federal (all current)...............................  $(3,050)    $(7,069)    $(15,160)
     State and other (all current).......................      350        (119)         (53)
                                                           -------     --------    --------
                                                           $(2,700)    $(7,188)    $(15,213)
                                                           =======     ========    ========


     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial accounting and income tax purposes. Significant components of the

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)


Company's deferred tax assets and liabilities as of December 31, 1996 and 1995, along with their classification, are as follows:



                                                           1996                      1995
                                                  -----------------------   -----------------------
                                                   ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                                  ---------   -----------   ---------   -----------
     Installment contract revenues..............  $  27,466     $           $  73,503     $
     Amounts not yet deducted for tax purposes:
          Bad debts.............................     33,509                    48,630
          Other.................................     14,275                    13,253
     Amounts not yet deducted for book purposes:
          Deferred membership origination
            costs...............................                 32,412                    38,064
     Depreciation and capitalized costs.........                  2,308                     5,791
     Tax loss carryforwards.....................    118,313                    49,817
     Other, net.................................                  1,460                     2,012
                                                   --------     -------      --------     -------
                                                    193,563     $36,180       185,203     $45,867
                                                                =======                   =======
     Valuation allowance........................   (158,872)                 (140,825)
                                                   --------                  --------
                                                  $  34,691                 $  44,378
                                                   ========                  ========
     Current....................................  $   7,420     $22,565     $  33,964     $27,011
     Long-term..................................     27,271      13,615        10,414      18,856
                                                   --------     -------      --------     -------
                                                  $  34,691     $36,180     $  44,378     $45,867
                                                   ========     =======      ========     =======



     Upon consummation of the Spin-off, a portion of Entertainment's federal tax loss and Alternative Minimum Tax ("AMT") credit carryforwards were allocated to the Company pursuant to U.S. Treasury Regulations. The amount of carryforwards allocated to the Company may ultimately be different as a result of Internal Revenue Service (the "IRS") adjustments. At December 31, 1996, estimated federal AMT credit and tax loss carryforwards of $2,987 and $243,508, respectively, have been recorded by the Company. The AMT credits can be carried forward indefinitely, while the tax loss carryforwards expire through 2011. In addition, the Company has substantial state tax loss carryforwards which begin to expire in 1997 and fully expire through 2011. Based upon the Company's past performance and the expiration dates of its carryforwards, the ultimate realization of all of the Company's deferred tax assets can not be assured. Accordingly, a valuation allowance has been recorded to reduce deferred tax assets to a level which, more likely than not, will be realized.


     A reconciliation of the income tax benefit with amounts determined by applying the U.S. statutory tax rate to loss before income taxes and extraordinary item is as follows:


                                                               1996       1995       1994
                                                             --------   --------   --------
     Benefit at U.S. statutory tax rate (35%)..............  $ (9,659)  $(13,506)  $(19,143)
     Add (deduct):
       Operating losses without a current year tax
          benefit..........................................     5,509      4,904      3,309
       State income taxes, net of related federal income
          tax effect and valuation allowance...............       770         96       (695)
       Amortization of cost in excess of acquired assets...     1,411      1,391      1,393
       Prior years' taxes..................................        (5)      (336)      (327)
       Other, net..........................................      (726)       263        250
                                                             --------   --------   --------
     Income tax benefit....................................  $ (2,700)  $ (7,188)  $(15,213)
                                                             ========   ========   ========


     In May 1994, the Company, Entertainment and the IRS reached a settlement with respect to certain income tax matters. As the Company adequately provided deferred and current taxes in connection therewith,

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

the settlement did not have an adverse effect on the Company's consolidated financial position or results of operations. For financial accounting purposes, this settlement resulted in a reversal of previously recorded pre-acquisition contingencies totaling $10,331, which was reflected as a reduction of intangible assets. Since Entertainment had agreed to indemnify the Company for a substantial portion of such contingencies, the settlement resulted in a $7,669 reduction of contributed capital.

STOCKHOLDERS' EQUITY

     The Series A Junior Participating Preferred Stock, $.10 par value (the "Series A Junior Stock"), if issued, will have a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per share of Common Stock during the related quarter. In the event of liquidation, the holders of the shares of Series A Junior Stock will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per share of Common Stock. Each share of Series A Junior Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     The Board of Directors of the Company adopted the Stockholder Rights Plan and issued and distributed a Right for each share of Common Stock distributed to Entertainment stockholders pursuant to the Spin-off. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Stock at a price of $40.00 per one one-hundredth of a share of Series A Junior Stock, subject to adjustment (the "Purchase Price").

     The Rights are not exercisable or transferable apart from the Common Stock until the occurrence of one of the following: (i) ten days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of public announcement that a person (other than an Exempt Person, as defined below) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (an "Acquiring Person"), or (ii) ten days after the date of the commencement of a tender offer or exchange offer by a person (other than an Exempt Person) or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding shares of Common Stock. "Exempt Persons" include the Company, any subsidiary of the Company, employee benefit plans of the Company, directors of the Company on January 5, 1996 who are also officers of the Company, Entertainment and any person holding the warrant to purchase shares of Common Stock initially issued to Entertainment.

     In the event that, at any time after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with or merges with or into any person and is not the surviving corporation,
(ii) any person merges with or into the Company and the Company is the surviving corporation, but the shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution and expire on January 5, 2006. The Company may redeem or exchange all, but not less than all, of the Rights at a price of $.01 per Right, payable in cash or Common Stock, at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

     At December 31, 1996, 4,492,805 shares of Common Stock were reserved for future issuance (2,942,805 shares in connection with outstanding warrants and 1,550,000 shares in connection with certain stock plans).

SAVINGS PLANS

     The Company sponsors several defined contribution plans that provide retirement benefits for certain full-time employees. Eligible employees may elect to participate by contributing a percentage of their pre-tax earnings to the plans. Employee contributions to the plans, up to certain limits, are matched in various percentages by the Company. The expense related to the plans totaled $974, $557 and $807 in 1996, 1995 and 1994, respectively.

STOCK PLANS

     In January 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of non-qualified stock options to non-employee directors of the Company. Initially, 100,000 shares of Common Stock were reserved for issuance under the Directors' Plan and at December 31, 1996, 80,000 shares of Common Stock were available for future grant under the Directors' Plan. Stock options may not be granted under the Directors' Plan after January 3, 2006.

     Pursuant to the Directors' Plan, non-employee directors of the Company are granted an option to purchase 5,000 shares of Common Stock upon the commencement of service on the Board of Directors, with another option to purchase 5,000 shares of Common Stock granted on the second anniversary thereof. Options under the Directors' Plan are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Option grants under the Directors' Plan become exercisable in three equal annual installments commencing one year from the date of grant and have a 10-year term.

     Also in January 1996, the Board of Directors of the Company adopted the 1996 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of non-qualified stock options, incentive stock options and compensatory restricted stock awards (collectively "Awards") to officers and key employees of the Company. Initially, 2,100,000 shares of Common Stock were reserved for issuance under the Incentive Plan and at December 31, 1996, 125,340 shares of Common Stock were available for future grant under the Incentive Plan. Awards may not be granted under the Incentive Plan after January 3, 2006.

     Pursuant to the Incentive Plan, non-qualified stock options are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the Common Stock at the date of grant. Option grants become exercisable at the discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee"). Option grants in 1996 under the Incentive Plan have a 10-year term and are exercisable in four equal annual installments commencing one year from the date of grant except, if at any time on or before the third anniversary of the date of grant the fair market value of the Common Stock reaches a targeted stock price, vesting of such options is accelerated so that they become exercisable in three equal annual installments commencing one year from the date of grant.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

     A summary of 1996 stock option activity under the Directors' Plan and Incentive Plan is as follows:

                                                   NUMBER        WEIGHTED-
                                                  OF SHARES       AVERAGE         RANGE OF
                                                 REPRESENTED     EXERCISE         EXERCISE
                                                 BY OPTIONS        PRICE           PRICES
                                                 -----------     ---------     --------------
     Granted...................................   1,594,580       $ 4.23       $4.125 - 5.125
     Forfeited.................................    (249,920)        4.125       4.125
                                                  ---------
     Outstanding at December 31, 1996, none of
       which were exercisable..................   1,344,660         4.25        4.125 - 5.125
                                                  =========

     The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.


     SFAS No. 123 requires pro forma net loss and loss per share information be provided as if the Company had accounted for stock options under the fair value method prescribed by SFAS No. 123, which for 1996 is $20,032 and $1.65, respectively. In addition, the weighted-average fair value of stock options granted in 1996 was $1.93 per share. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 6.22%; no dividend yield; volatility factor of the expected market price of the Common Stock of 0.413; and a weighted-average expected life of the options of five years. Pro forma results under SFAS No. 123 in 1996 are not likely to be representative of future pro forma results because, for example, options vest over several years and additional awards may be made in future years.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     Pursuant to the Incentive Plan, restricted stock awards are rights granted to an employee to receive shares of stock without payment but subject to forfeiture and other restrictions as set forth in the Incentive Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. Except as otherwise determined by the Compensation Committee, the restrictions and risks of forfeiture will lapse in three equal annual installments commencing one year after the date of grant.

     In 1996, the Compensation Committee awarded 650,000 shares of restricted Common Stock to certain executive officers of the Company. Restrictions on these shares generally lapse based upon the market price of the Common Stock reaching certain targeted stock prices unless less than half of such shares awarded vest within two years after the date of grant, at which time a number of shares will vest so that the total number of vested shares equals 50% of the original grants. In addition, a recipient of these restricted stock awards will receive a cash payment from the Company upon the lapse of restrictions in an amount sufficient to insure that the recipient will receive the Common Stock net of all taxes imposed upon the recipient because of the receipt of such Common Stock and cash payment. Restrictions applicable to 433,355 of these shares generally lapsed

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

upon reaching certain targeted stock prices in 1996 and, accordingly, the fair value of these shares ($2,345) was amortized to expense in connection therewith. The weighted-average fair value of restricted Common Stock awarded in 1996 was $4.87 per share as determined under SFAS No. 123.

     Prior to the Spin-off, certain officers and key employees of the Company participated in the 1989 Incentive Plan of Entertainment (the "1989 Plan"), pursuant to which Entertainment granted these individuals options (generally becoming exercisable in three equal annual installments commencing one year after the date of grant) to purchase Entertainment common stock at a price equal to the fair market value of the stock at the date of grant. Pursuant to the 1989 Plan, following the Spin-off, these officers and key employees no longer affiliated with Entertainment could no longer participate in this plan. As a result, their unexercisable options were cancelled on January 9, 1996, and their vested options terminated 90 days thereafter to the extent not exercised prior thereto.

COMMITMENTS AND CONTINGENCIES

Operating leases

     The Company leases various fitness center facilities, office facilities, and equipment under operating leases expiring in periods ranging from one to twenty-five years excluding optional renewal periods. Certain of the leases contain contingent rental provisions generally related to cost of living criteria or revenues of the respective fitness centers. Rent expense under operating leases was $86,717, $85,857 and $83,288 for 1996, 1995 and 1994,
respectively.

     Minimum future rent payments under long-term noncancellable operating leases in effect as of December 31, 1996, exclusive of taxes, insurance, other expenses payable directly by the Company and contingent rent, are $82,441, $82,638, $81,295, $75,248 and $70,036 for 1997 through 2001, respectively, and
$447,357 thereafter.

     Included in the amounts above are leases with real estate partnerships in which certain of the Company's current or former executive officers have ownership interests. Rent expense under these leases was $2,002, $1,991 and $1,953 for 1996, 1995 and 1994, respectively. In addition, these leases require minimum rent payments of $1,954 for 1997.

Litigation


     A class action entitled Jackson v. Health & Tennis Corporation of America was filed in the state district court in Bexar County, Texas on May 8, 1995. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code and the Texas Deceptive Trade Practices -- Consumer Protection Act. The relief sought is damages equal to the alleged overpayments and statutory remedies. The Company is currently unable to estimate the amount sought in this action because the potential size of the class and the amount of damages for each member of the putative class are currently unknown. The Company is vigorously defending this action. The outcome of this litigation is not currently determinable and, consequently, the Company cannot predict whether it will have a material adverse effect on the Company's financial condition or results of operations in any future period.


     The Company is involved in various other claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

TRANSACTIONS WITH ENTERTAINMENT

     In connection with the Spin-off, the Company issued Entertainment a warrant (the "Warrant") entitling Entertainment to acquire 2,942,805 shares of Common Stock at an exercise price of $5.26 per share (equal to 110% of the average daily closing price of the Common Stock for the twenty consecutive trading days beginning on the first trading day after the Distribution Date). At the time of the Merger, Entertainment sold the Warrant to two directors and executive officers of the Company. The Warrants are exercisable until December 31, 2005.

     In January 1996, the Company and Entertainment entered into a Trademark License Agreement pursuant to which Entertainment (Hilton after the Merger) licenses the use of the name "Bally" and certain trademarks, trade names and servicemarks to the Company in connection with its fitness center business. The license is for a period of ten years, subject to termination in certain circumstances. The Company paid no royalty or license fee for the first year and pays a fee of $1,000 per year thereafter. Following the initial ten-year term, the Company has an option to renew the license for an additional five-year period at a rate equal to the greater of the then market rate or $1,000 per year.


     In connection with the Spin-off, Entertainment purchased a fitness center from the Company for $6,200. The Company and Entertainment entered into a management agreement pursuant to which the Company provides certain administrative services to Entertainment in connection with the operation of this fitness center, including membership contract processing, membership card issuance, collections, processing cash receipts and renewal solicitation. Entertainment pays the Company a management fee equal to 4% of membership revenues and 2% of total revenues of this fitness center for these services, which was $279 for 1996. In addition, Entertainment purchased from the Company all of the shares of capital stock and warrants to purchase shares of capital stock of Holmes Place PLC owned by the Company, as well as a note receivable from Holmes Place PLC held by the Company, for $1,800. For financial accounting purposes, because of Entertainment's ownership interest at the time, the excess of the sales price over the historical net book value of the fitness center and Holmes Place PLC assets of $5,988 was accounted for as an increase to stockholders' equity, net of income taxes of $2,096.


     In January 1996, the Company and Entertainment entered into a Transitional Services Agreement pursuant to which Entertainment provided the Company certain services for a period of one year following the Spin-off. The services provided to the Company by Entertainment included services relating to insurance, tax matters, accounting and other financial services and the administration of employee benefit programs. The Company provided payroll services to Entertainment during this period. The net amount charged to the Company by Entertainment in 1996 pursuant to the Transitional Services Agreement was $2,344, based on the costs incurred for such services. Prior to the Spin-off, the Company and Entertainment reimbursed each other for the proportionate share of costs (salaries, benefits, rent, etc.) related to employees performing functions on behalf of both companies, based on estimates of time spent on behalf of each company. The net amount charged to (by) Entertainment in 1995 and 1994 was $(3,045) and $1,510, respectively. The costs charged to (by) Entertainment varied in amount from year to year primarily due to changes in the time devoted to each company by personnel based on events at both companies. Management believes that the method used to allocate these costs was reasonable. In addition, certain of the Company's insurance coverage was obtained by Entertainment pursuant to corporate-wide programs and Entertainment charged the Company its proportionate share of the respective insurance premiums, which totalled $4,625, $5,668 and $7,176 for 1996, 1995 and 1994, respectively.

     Pursuant to the Transitional Services Agreement, the Company indemnified Entertainment against (i) debts and liabilities of the Company and (ii) liabilities relating to litigation currently pending or claims, controversies or other causes of action relating to the Company's business arising through the Distribution

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)

Date. The Transitional Services Agreement also provided for the payment by the Company of $15,200 due Entertainment under the prior tax sharing agreement (plus interest at 10% per annum from the Distribution Date). At the time of the Merger, the $15,200 of indebtedness was forgiven by Hilton, which the Company reflected as an extraordinary gain. The Company also paid interest, calculated primarily at a prime rate, on advances from Entertainment. Interest paid to Entertainment was $1,551, $430 and $720 for 1996, 1995 and 1994, respectively.

PRO FORMA INFORMATION (UNAUDITED)


     The net loss for the years ended December 31, 1995 and 1994 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7,069 and $15,160, respectively. Pro forma net loss and related per share amounts have been presented on the consolidated statement of operations giving effect to (i) adjustments made to reflect the income tax provision/benefit as if the Company had filed its own separate consolidated income tax return for each year and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of each year.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                               SUPPLEMENTARY DATA

            QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
              (All dollar amounts in millions, except share data)


                                                                      QUARTERS ENDED
                                          ----------------------------------------------------------------------
                                             MARCH 31,         JUNE 30,        SEPTEMBER 30,      DECEMBER 31,
                                          ---------------   ---------------   ---------------   ----------------
                                           1996     1995     1996     1995     1996     1995     1996      1995
                                          ------   ------   ------   ------   ------   ------   -------   ------
                                          (AS RESTATED)
Net revenues............................  $163.9   $165.1   $159.0   $160.2   $157.0   $163.2   $ 160.4   $165.1
Operating income (loss).................      --      1.0      4.2      (.9)     3.0     (1.4)     12.8      6.4
Income (loss) before extraordinary item
  (pro forma for 1995)..................   (12.0)    (9.0)    (7.9)   (11.6)    (9.2)   (12.9)      4.2     (5.0)
Extraordinary gain on extinguishment of
  debt..................................                                                            5.7
Net income (loss) (pro forma for
  1995).................................   (12.0)    (9.0)    (7.9)   (11.6)    (9.2)   (12.9)      9.9     (5.0)
Per common share (pro forma for 1995):
  Income (loss) before extraordinary
    item................................  $ (.98)  $ (.76)  $ (.65)  $ (.98)  $ (.76)  $(1.09)  $   .35   $ (.42)
  Extraordinary gain on extinguishment
    of debt.............................                                                            .46
  Net income (loss).....................    (.98)    (.76)    (.65)    (.98)    (.76)   (1.09)      .81     (.42)


---------------

1. The quarterly consolidated financial information presented herein has been restated to reflect a change in the Company's method of recognizing membership revenue. See "Summary of significant accounting policies--Restatement" in notes to the consolidated financial statements.



2. The Company's operations are subject to seasonal factors.



3. The Company was a wholly owned subsidiary of Entertainment until January 9, 1996, the date 11,845,161 shares of Common Stock were distributed by Entertainment in the Spin-off. For financial accounting purposes, the Company has reflected the effect of the Spin-off as of December 31, 1995.



4. Pro forma net loss and related per share amounts for each of the 1995 quarters were calculated giving effect to (i) adjustments made to reflect the income tax provision/benefit as if the Company had filed its own separate consolidated income tax return for each quarter and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of each quarter.



5. The extraordinary gain on extinguishment of debt for the quarter ended December 31, 1996 consists of (i) a gain (net of taxes) of $9.9 million ($.81 per share) resulting from indebtedness owed Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton Hotels Corporation and (ii) a charge (net of taxes) of $4.2 million ($.35 per share) resulting from the December 1996 refinancing of the Company's securitization facility.

                    BALLY TOTAL FITNESS HOLDING CORPORATION


                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                 (In thousands)

                                 (As restated)



                                                                                    MARCH 31,
                                                                                       1997
                                                                                  --------------
ASSETS
Current assets:
  Cash and equivalents..........................................................     $  9,924
  Installment contracts receivable, less unearned finance charges of $26,887 and
     allowance for doubtful receivables and cancellations of $51,587............      161,962
  Other current assets..........................................................       28,314
                                                                                    ---------
     Total current assets.......................................................      200,200
Installment contracts receivable, less unearned finance charges of $12,508 and
  allowance for doubtful receivables and cancellations of $40,042...............      155,049
Property and equipment, less accumulated depreciation and amortization of
  $312,628......................................................................      320,666
Intangible assets, less accumulated amortization of $50,745.....................      104,599
Deferred income taxes...........................................................       17,003
Deferred membership origination costs...........................................       82,442
Other assets....................................................................       24,988
                                                                                    ---------
                                                                                     $904,947
                                                                                    =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................     $ 44,077
  Income taxes payable..........................................................        2,322
  Deferred income taxes.........................................................       18,492
  Accrued liabilities...........................................................       49,631
  Current maturities of long-term debt..........................................        8,387
  Deferred revenues.............................................................      267,456
                                                                                    ---------
     Total current liabilities..................................................      390,365
Long-term debt, less current maturities.........................................      387,740
Other liabilities...............................................................        6,657
Deferred revenues...............................................................      101,706
Stockholders' equity............................................................       18,479
                                                                                    ---------
                                                                                     $904,947
                                                                                    =========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION


                CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


                     (In thousands, except per share data)

                                 (As restated)



                                                                            THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                       -----------------------
                                                                         1997           1996
                                                                       --------       --------
Net revenues:
  Membership revenues --
     Initial membership fees on paid-in-full memberships
      originated.....................................................  $ 17,475       $ 21,157
     Initial membership fees on financed memberships originated......    95,568         87,178
     Dues collected..................................................    47,788         43,416
     Change in deferred revenues.....................................    (5,665)          (748)
                                                                       --------       --------
                                                                        155,166        151,003
  Finance charges earned.............................................     9,769          9,595
  Fees and other.....................................................     3,598          3,294
                                                                       --------       --------
                                                                        168,533        163,892
Operating costs and expenses:
  Fitness center operations..........................................    95,924         95,214
  Member processing and collection centers...........................     9,403         11,589
  Advertising........................................................    12,686         12,611
  General and administrative.........................................     5,921          5,789
  Provision for doubtful receivables.................................    25,537         24,478
  Depreciation and amortization......................................    13,065         13,676
  Change in deferred membership origination costs....................      (302)           492
                                                                       --------       --------
                                                                        162,234        163,849
                                                                       --------       --------
Operating income.....................................................     6,299             43
Interest expense.....................................................    11,879         11,849
                                                                       --------       --------
Loss before income taxes.............................................    (5,580)       (11,806)
Income tax provision.................................................       100            150
                                                                       --------       --------
Net loss.............................................................  $ (5,680)      $(11,956)
                                                                       ========       ========
Net loss per common share............................................  $   (.46)      $   (.98)
                                                                       ========       ========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION


           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)


                       (In thousands, except share data)

                                 (As restated)



                                     COMMON STOCK                                        UNEARNED
                                  -------------------                                  COMPENSATION        TOTAL
                                    NUMBER       PAR     CONTRIBUTED    ACCUMULATED    (RESTRICTED     STOCKHOLDERS'
                                  OF SHARES     VALUE      CAPITAL        DEFICIT         STOCK)          EQUITY
                                  ----------    -----    -----------    -----------    ------------    -------------
Balance at December 31, 1996..... 12,495,161    $125      $ 303,811      $(277,733)      $ (2,051)        $24,152
Net loss.........................                                           (5,680)                        (5,680)
Issuance of common stock upon
  exercise of stock options......      1,814                      7                                             7
                                  ----------    ----       --------       --------        -------        --------
Balance at March 31, 1997........ 12,496,975    $125      $ 303,818      $(283,413)      $ (2,051)        $18,479
                                  ==========    ====       ========       ========        =======        ========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION


                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)


                                 (In thousands)

                                 (As restated)



                                                                              THREE MONTHS
                                                                             ENDED MARCH 31,
                                                                           -------------------
                                                                             1997       1996
                                                                           --------   --------
OPERATING:
  Net loss...............................................................  $ (5,680)  $(11,956)
  Adjustments to reconcile to cash used --
     Depreciation and amortization, including amortization included in
      interest expense...................................................    13,624     14,552
     Provision for doubtful receivables..................................    25,537     24,478
     Change in operating assets and liabilities..........................   (44,360)   (42,212)
                                                                           --------   --------
          Cash used in operating activities..............................   (10,879)   (15,138)

INVESTING:
  Purchases and construction of property and equipment...................    (6,842)    (7,172)
  Other, net.............................................................       (55)       747
                                                                           --------   --------
          Cash used in investing activities..............................    (6,897)    (6,425)

FINANCING:
  Debt transactions --
     Net borrowings under revolving credit agreement.....................    12,000      9,000
     Proceeds from other long-term borrowings............................                1,500
     Repayments of other long-term debt..................................      (834)      (310)
     Debt issuance costs.................................................        (7)      (144)
                                                                           --------   --------
          Cash provided by debt transactions.............................    11,159     10,046
  Equity transaction --
     Proceeds from issuance of common stock upon exercise of stock
      options............................................................         7
                                                                           --------   --------
          Cash provided by financing activities..........................    11,166     10,046
                                                                           --------   --------
Decrease in cash and equivalents.........................................    (6,610)   (11,517)
Cash and equivalents, beginning of period................................    16,534     21,263
                                                                           --------   --------
Cash and equivalents, end of period......................................  $  9,924   $  9,746
                                                                           ========   ========


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                                 (In thousands)

                                 (As restated)



                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
SUPPLEMENTAL CASH FLOWS INFORMATION:

Changes in operating assets and liabilities were as follows --
  Increase in installment contracts receivable.........................  $(42,341)    $(28,678)
  Increase in other current and other assets...........................    (4,414)        (747)
  (Increase) decrease in deferred membership origination costs.........      (302)         492
  Increase (decrease) in accounts payable..............................     2,512       (8,344)
  Increase (decrease) in income taxes payable..........................        64         (930)
  Decrease in accrued and other liabilities............................    (5,544)      (4,753)
  Increase in deferred revenues........................................     5,665          748
                                                                         --------     --------
                                                                         $(44,360)    $(42,212)
                                                                         ========     ========

Cash payments for interest and income taxes were as follows --
  Interest paid........................................................  $ 17,823     $ 17,352
  Interest capitalized.................................................      (288)         (55)
  Income taxes paid, net...............................................        36        1,080

Investing and financing activities exclude the following non-cash transactions --
  Acquisition of property and equipment through capital leases.........  $    163     $  1,999


                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION


        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



              (All dollar amounts in thousands, except share data)


BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries which it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with approximately 320 facilities concentrated in 27 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan markets in the United States. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 1996, 1995 and 1994 included elsewhere herein.

     All adjustments have been recorded which are, in the opinion of management, necessary for a fair presentation of the condensed consolidated balance sheet of the Company at March 31, 1997, its consolidated statements of operations and cash flows for the three months ended March 31, 1997 and 1996, and its consolidated statement of stockholders' equity for the three months ended March 31, 1997. All such adjustments were of a normal recurring nature.


     The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates.



RESTATEMENT



     As more fully described in the "Summary of significant accounting policies -- Restatement and Membership revenue recognition" notes to the consolidated financial statements of the Company for the years ended December 31, 1996, 1995 and 1994 included elsewhere herein, following a series of extensive discussions with the Staff of the Securities and Exchange Commission (the "SEC Staff"), the Company has agreed to restate its condensed consolidated financial statements for all periods presented to reflect a change in the method of recognizing membership revenue. Summarized financial information illustrating the effect of the restatement on the Company's condensed consolidated financial statements is as follows:



                                                MARCH 31, 1997                MARCH 31, 1996
                                            -----------------------     --------------------------
                                                AS                           AS
                                            ORIGINALLY        AS         ORIGINALLY          AS
                                             REPORTED      RESTATED       REPORTED        RESTATED
                                            ----------     --------     -------------     --------
    Financial position --
      Deferred membership origination
         costs............................   $      --     $ 82,442
      Current deferred revenues...........      54,005      267,456
      Long-term deferred revenues.........      25,529      101,706
      Stockholders' equity................     219,036       18,479
    Results of operations --
      Net revenues........................   $ 177,321     $168,033       $ 171,081       $163,892
      Operating income....................      14,001        5,799           9,592             43
      Net income (loss)...................       2,522       (5,680)         (2,457)       (11,956)
      Net income (loss) per common
         share............................         .19         (.46)           (.20)          (.98)



     In addition, the Company changed its first quarter 1997 application of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides new accounting and reporting standards for sales, securitizations, and

                    BALLY TOTAL FITNESS HOLDING CORPORATION

              (All dollar amounts in thousands, except share data)


servicing of receivables and other financial assets, secured borrowing and collateral transactions, and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 addresses whether a transfer of financial assets constitutes a sale and, if so, the determination of any resulting gain or loss. SFAS No. 125 is based on a "financial-components approach" that focuses on control. Under this approach, following a transfer of financial assets (including portions of financial assets), an entity recognizes the assets it controls and liabilities it has incurred, and derecognizes financial assets for which control has been surrendered and financial liabilities that have been extinguished. The Company, based upon a series of consultations with its independent auditors, initially believed that under the Company's securitization facility, installment contracts receivable originating and being sold to a special purpose entity after December 31, 1996 qualified for "sale treatment" under SFAS No. 125. However, based upon Emerging Issues Task Force Issue 96-20 guidance, the Company and its independent auditors now believe that sales of installment contracts receivable after December 31, 1996 do not qualify for "sale treatment" under SFAS No. 125. As a result of this additional restatement of the Company's first quarter 1997 condensed consolidated financial statements, assets relating to installment contracts receivable and long-term debt each increased by approximately $30,000 at March 31, 1997, and finance charges earned and interest expense each increased by approximately $500 for the three months ended March 31, 1997.


SEASONAL FACTORS

     The Company's operations are subject to seasonal factors and, therefore, the results of operations for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results of operations for the full year.


LOSS PER COMMON SHARE



     Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period, which totaled 12,279,131 shares and 12,170,161 shares for the three months ended March 31, 1997 and 1996, respectively. Certain restricted stock was issued subject to forfeiture unless certain conditions are met. These contingent shares are considered common stock equivalents and are excluded from the loss per share computation until the conditions are met because their effect would be anti-dilutive.



     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share", which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires a dual presentation of basic earnings per share (computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period) and diluted earnings per share (computed similarly to fully diluted earnings per share pursuant to APB Opinion No. 15) on the face of the Company's statement of operations. The Company will adopt SFAS No. 128 in the fourth quarter of 1997; earlier application is not permitted. As computed under SFAS No. 128, basic and diluted loss per share for the three months ended March 31, 1997 each would have been $(.46) per share.


LONG-TERM DEBT


     The Company's revolving credit agreement was amended in February 1997 to provide for a $20,000 line of credit, which is reduced by the amount of any outstanding letters of credit in excess of $10,000 (which excess may not exceed $10,000). The maximum amount available under this revolving credit agreement, including letters of credit, is $30,000. At March 31, 1997, outstanding letters of credit totaled approximately $13,600 and borrowings on the credit line totaled $12,000.

                  [GRAPHIC DESCRIPTION:  TWO PHOTOS OF PEOPLE
                   USING THE COMPANY'S FACILITIES AND A COLOR
                   CODED MAP OF THE UNITED STATES INDICATING
                   THE NUMBER OF THE COMPANY'S FACILITIES IN
                  EACH STATE AND THE LOCATION OF ITS REGIONAL
                  SERVICE CENTERS. THE LEGEND TO THE MAP SAYS
                     "STATES WITH FITNESS CENTERS INCLUDING
                          NUMBER OF CENTERS PER STATE"
                        AND "REGIONAL SERVICE CENTERS."]

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Special Note Regarding Forward-Looking
  Statements..........................    8
Risk Factors..........................    8
Use of Proceeds.......................   11
Dilution..............................   11
Price Range of Common Stock and
  Dividend Policy.....................   12
Capitalization........................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................   15
Business..............................   19
Management............................   27
Underwriting..........................   29
Legal Matters.........................   30
Experts...............................   31
Available Information.................   31
Incorporation of Certain Information
  by Reference........................   31
Index to Consolidated Financial
  Statements..........................  F-1


======================================================
======================================================

                                6,000,000 SHARES

                                      [LOGO]

                              BALLY TOTAL FITNESS

                              HOLDING CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              MERRILL LYNCH & CO.

                         LADENBURG THALMANN & CO. INC.

                           JEFFERIES & COMPANY, INC.
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses in connection with the issuance of the Common Stock being registered. All of the amounts shown are estimates, except the registration fee:


     SEC registration fee..................................................   $ 17,642
     Accounting fees and expenses..........................................    325,000
     Legal fees and expenses...............................................    200,000
     Blue Sky fees and expenses............................................      5,000
     Printing expenses.....................................................    325,000
     Miscellaneous expenses................................................     27,358
                                                                              --------
               Total.......................................................   $900,000
                                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") permits the indemnification of the directors and officers of the Company. The Company By-laws provide that it will indemnify the officers, directors, employees and agents of the Company to the extent permitted by the DGCL.

     The Company Certificate provides for the indemnification of directors and officers of the Company, and persons who serve or served at the request of the Company as a director, officer, employee or agent of another corporation, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties in amounts paid or to be paid in settlement) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, provided, however, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board. In the event a claim for indemnification by any person has not been paid in full by the Company after written request has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The right to indemnification conferred in the Company Certificate is a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Company maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under state law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits


       1.1      Form of Underwriting Agreement among the Company and the Underwriters.
     **4.1      Specimen stock certificate (filed as an exhibit to the Company's Registration
                Statement on Form 8-A/A dated January 3, 1996, File No. 0-27478).
    ***5.1      Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.
      23.1      Consent of Ernst & Young LLP.
   ***23.2      Consent of Benesch, Friedlander, Coplan & Aronoff LLP (contained in its
                Opinion filed as Exhibit 5.1 hereto).
     *24.1      Powers of Attorney for the Company.
      99.1      Physical Rehabilitation Services Development Agreement between Continucare
                Outpatient Rehabilitation Management, Inc. and BFIT Rehabilitation Services,
                Inc.


---------------

  *   Filed previously.
 **   Incorporated by reference.
***   To be filed by amendment.

(b)   Financial Statement Schedule
      Report of independent auditors on financial statement schedule
      Schedule II -- Valuation and qualifying accounts for each of the three years in the period ended December 31, 1996
      All other schedules specified under Regulation S-X for the Company are omitted because they are either not applicable or required under the instructions, or because the information required is already set forth in the consolidated financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON JULY 16, 1997.


                                            BALLY TOTAL FITNESS HOLDING
                                              CORPORATION

                                            By: /s/ JOHN W. DWYER

                                              ----------------------------------
                                              John W. Dwyer
                                              Senior Vice President, Chief
                                                Financial Officer and Treasurer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                               TITLE                        DATE
-----------------------------------   ---------------------------------------------------------

  *                                   Chairman of the Board of               July 16, 1997
-----------------------------------   Directors
Arthur M. Goldberg

  *                                   Chief Executive Officer, President,     July 16, 1997
-----------------------------------   and Director
Lee S. Hillman

  *                                   Senior Vice President, Chief           July 16, 1997
-----------------------------------   Financial Officer and Treasurer
John W. Dwyer
  *                                   Vice President and Controller          July 16, 1997
-----------------------------------
Julie Adams

  *                                   Director                               July 16, 1997
-----------------------------------
Aubrey C. Lewis

  *                                   Director                               July 16, 1997
-----------------------------------
J. Kenneth Looloian

  *                                   Director                               July 16, 1997
-----------------------------------
James F. Mc Anally, M.D.

  *                                   Director                               July 16, 1997
-----------------------------------
Liza M. Walsh


*By: /s/ JOHN W. DWYER

     -----------------------------------------
     John W. Dwyer
     Attorney-in-fact

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                                        PAGE
                                                                                        ----
Report of independent auditors on financial statement schedule.......................... S-2
Schedule II -- Valuation and qualifying accounts for each of the three years in the period ended December 31, 1996........................................................ S-3

     All other schedules specified under Regulation S-X for Bally Total Fitness Holding Corporation are omitted because they are either not applicable or required under the instructions, or because the information required is already set forth in the consolidated financial statements or related notes thereto.

         REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

     In connection with our audits of the consolidated financial statements of Bally Total Fitness Holding Corporation as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, we have also audited the consolidated schedule included in this Registration Statement on Form S-3 as listed in Item 16(b).

     In our opinion, the consolidated schedule referred to above presents fairly, in all material respects, the information required to be stated herein.

                                                     ERNST & YOUNG LLP

Chicago, Illinois


February 25, 1997, except for the
  "Summary of significant accounting
  policies -- Restatement, Membership
  revenue recognition and Impact of
  recently issued accounting
  standards" and "Income Taxes" notes,
  as to which the date is July 14,
  1997

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                       (All dollar amounts in thousands)


                                                           ADDITIONS
                                                  ----------------------------
                                    BALANCE AT     CHARGED TO      CHARGED TO                      BALANCE AT
                                    BEGINNING       COSTS AND         OTHER                          END OF
           DESCRIPTION               OF YEAR       EXPENSES(a)     ACCOUNTS(b)    DEDUCTIONS(c)       YEAR
----------------------------------  ----------    -------------    -----------    -------------    ----------
1996:
  Allowance for doubtful
     receivables and
     cancellations................   $ 112,528      $  80,350       $ 111,736       $ 218,519       $  86,095
                                      ========       ========        ========        ========        ========
1995:
  Allowance for doubtful
     receivables and
     cancellations................   $ 120,329      $  72,145       $ 114,729       $ 194,675       $ 112,528
                                      ========       ========        ========        ========        ========
1994:
  Allowance for doubtful
     receivables and
     cancellations................   $  82,317      $ 103,930       $ 113,320       $ 179,238       $ 120,329
                                      ========       ========        ========        ========        ========


---------------


(a) Amounts are included as a component of the deferred revenue computation as set forth in the "Summary of significant accounting policies--Membership revenue recognition" note to the consolidated financial statements.



(b) Additions charged to accounts other than costs and expenses primarily consist of charges to revenues.



(c) Deductions include write-offs of uncollectible amounts, net of recoveries.

                                 EXHIBIT INDEX


                                                                                     PAGE
                                                                                   NUMBER IN
                                                                                   SEQUENTIAL
                                                                                   NUMBERING
EXHIBIT                                                                             SYSTEM
--------                                                                           ---------
     1.1   Form of Underwriting Agreement among the Company and the Underwriters.
   **4.1   Specimen stock certificate (filed as an exhibit to the Company's
           Registration Statement on Form 8-A/A dated January 3, 1996, File No.
           0-27478).
  ***5.1   Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.
    23.1   Consent of Ernst & Young LLP.
 ***23.2   Consent of Benesch, Friedlander, Coplan & Aronoff LLP (contained in its Opinion filed as Exhibit 5.1 hereto).
   *24.1   Powers of Attorney for the Company.
    99.1   Physical Rehabilitation Services Development Agreement between
           Continucare Outpatient Rehabilitation Management, Inc. and BFIT
           Rehabilitation Services, Inc.


---------------

  * Filed previously.

 ** Incorporated by reference.

*** To be filed by amendment.